  As filed with the Securities and Exchange Commission on April 12, 2004.

                                                             File No. 333-
                                                                       811-21433


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

A.   Exact name of trust:  Separate Account Twelve

B.   Name of depositor: Hartford Life Insurance Company

C.   Complete address of depositor's principal executive offices:

           P.O. Box 2999
           Hartford, CT  06104-2999

D.   Name and complete address of agent for service:

          Marianne O'Doherty, Esq.
          Hartford Life Insurance Company
          P.O. Box 2999
          Hartford, CT  06104-2999

     It is proposed that this filing will become effective:

               immediately upon filing pursuant to paragraph (b) of Rule 485
    ------
               on __________ pursuant to paragraph (b) of Rule 485
    ------
               60 days after filing pursuant to paragraph (a)(1) of Rule 485
    ------
               on ___________ pursuant to paragraph (a)(1) of Rule 485
    ------
               this post-effective amendment designates a new effective date
    ------     for a previously filed post-effective amendment.

E. Title and amount of securities being registered: Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant will register an indefinite amount of securities.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Not yet determined.

G.   Amount of filing fee: Not applicable.

H. Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall be come effective on such date as the Commission, acting pursuant to
Section 8(a) may determine.

                                    PART I

     GROUP VARIABLE FUNDING AGREEMENTS
     SEPARATE ACCOUNT TWELVE                                [THE HARTFORD LOGO]
     HARTFORD LIFE INSURANCE COMPANY

  This prospectus describes information you should know before you purchase or become a Participant under a group variable funding agreement (the "Contract" or "Contracts"). Please read it carefully.

  Hartford Life Insurance Company issues the Contracts for use as an investment vehicle for certain employee retirement or welfare benefit plans and certain other plans or programs.

  You or Participants allocate your plan Contribution to "Sub-Accounts." Sub-Accounts are subdivisions of our Separate Account that we establish to keep your Contract assets separate from our company assets. The Sub-Accounts purchase shares of mutual funds ("Funds") that have investment strategies ranging from conservative to aggressive. You choose the Sub-Accounts that meet your investment goals and risk tolerance.

  The underlying Funds are retail mutual funds that are available to the public. Because your Contributions purchase Sub-Accounts, YOU DO NOT INVEST DIRECTLY IN ANY OF THE FUNDS. The Sub-Accounts and the Funds are listed below.

    - THE HARTFORD ADVISERS FUND SUB-ACCOUNT which purchases Class A shares of The Hartford Advisers Fund of The Hartford Mutual Funds, Inc.

    - THE HARTFORD CAPITAL APPRECIATION FUND SUB-ACCOUNT which purchases
      Class A shares of The Hartford Capital Appreciation Fund of The Hartford Mutual Funds, Inc.

    - THE HARTFORD DIVIDEND AND GROWTH FUND SUB-ACCOUNT which purchases Class A shares of The Hartford Dividend and Growth Fund of The Hartford Mutual Funds, Inc.

    - THE HARTFORD GLOBAL HEALTH FUND SUB-ACCOUNT which purchases Class A shares of The Hartford Global Health Fund of The Hartford Mutual Funds, Inc.

    - THE HARTFORD GLOBAL TECHNOLOGY FUND SUB-ACCOUNT which purchases Class A shares of The Hartford Global Technology Fund of The Hartford Mutual Funds, Inc.

    - THE HARTFORD MONEY MARKET FUND SUB-ACCOUNT which purchases Class A shares of The Hartford Money Market Fund of The Hartford Mutual Funds, Inc.

    - THE HARTFORD SMALL COMPANY FUND SUB-ACCOUNT which purchases Class A shares of The Hartford Small Company Fund of The Hartford Mutual Funds, Inc.

    - THE HARTFORD STOCK FUND SUB-ACCOUNT which purchases Class A shares of The Hartford Stock Fund of The Hartford Mutual Funds, Inc.

  You or Participants may also allocate some or all of your Contributions to the General Account option which pays interest at a rate that is guaranteed for a certain period of time. The General Account option has certain restrictions. The General Account option and these restrictions are not described in this prospectus. The General Account option is not required to be registered with the Securities and Exchange Commission ("SEC"). Amounts allocated to the General Account option are not segregated from our company assets like the assets of the Separate Account.

  If you decide to become a Contract Owner or a Participant, you should keep this prospectus for your records.

  Although we file the prospectus with the SEC, the SEC doesn't approve or disapprove these securities or determine if the information in this prospectus is truthful or complete. Anyone who represents that the SEC does these things may be guilty of a criminal offense.

  This prospectus can also be obtained from the SEC's website
(http://www.sec.gov).

  This Contract IS NOT:

-  A bank deposit or obligation

-  Federally insured

-  Endorsed by any bank or governmental agency

  This Contract is available for sale only in California, Connecticut and Texas.
--------------------------------------------------------------------------------

Prospectus Dated: May 3, 2004

                               TABLE OF CONTENTS

 SECTION                                                                   PAGE
 -------                                                                   ----
 DEFINITIONS.............................................................    3
 FEE TABLES..............................................................    4
 SUMMARY.................................................................    7
 PERFORMANCE RELATED INFORMATION.........................................    8
 HARTFORD LIFE INSURANCE COMPANY.........................................    9
 THE SEPARATE ACCOUNT....................................................    9
 THE FUNDS...............................................................   10
 GENERAL ACCOUNT OPTION..................................................   11
 CONTRACT CHARGES........................................................   12
   Contingent Deferred Sales Charge......................................   12
   Installation Charge...................................................   12
   Annual Maintenance Fee................................................   13
   Program and Administrative Charge.....................................   13
   Premium Taxes.........................................................   13
   Charges of the Funds..................................................   13
   Plan Related Expenses.................................................   13
 THE CONTRACTS...........................................................   14
   The Contracts Offered.................................................   14
   Pricing and Crediting of Contributions................................   14
   May I make changes in the amounts of my Contribution?.................   14
   May I transfer assets between Sub-Accounts?...........................   14
   How do I know what a Participant Account is worth?....................   15
   How are the underlying Fund shares valued?............................   16
 SURRENDERS..............................................................   16
   Full Surrenders.......................................................   16
   Partial Surrenders....................................................   16
   Settlement Options....................................................   16
   How do I request a Surrender?.........................................   16
 FEDERAL TAX CONSIDERATIONS..............................................   17
   A. General............................................................   17
   B. Hartford and the Separate Account..................................   17
   C. Contract Purchases by Foreign Entities.............................   17
 MORE INFORMATION........................................................   17
   Can a Contract be modified?...........................................   17
   Can Hartford waive any rights under a Contract?.......................   18
   How are the Contracts sold?...........................................   18
   Are there any material legal proceedings affecting the Separate
    Account?.............................................................   18
 GENERAL INFORMATION.....................................................   20
   Safekeeping of Assets.................................................   20
   Experts...............................................................   20
   Non-Participating.....................................................   20
   Principal Underwriter.................................................   20
 PERFORMANCE RELATED INFORMATION.........................................   20
   Total Return for all Sub-Accounts.....................................   20
   Yield for Sub-Accounts................................................   21
   Money Market Sub-Accounts.............................................   21
   Additional Materials..................................................   21
   Performance Comparisons...............................................   22
 FINANCIAL STATEMENTS....................................................

                                  DEFINITIONS

ACCUMULATION UNITS: If you allocate your Contribution to any of the Sub-Accounts, we will convert those payments into Accumulation Units in the selected Sub-Accounts. Accumulation Units are valued at the end of each Valuation Day and are used to calculate the value of Participant Accounts invested in the Sub-Accounts.

ADMINISTRATIVE OFFICE: Located at 200 Hopmeadow Street, Simsbury, CT 06089. The mailing address for correspondence concerning this Contract is P.O. Box 1583, Hartford, CT 06144-1583, except for overnight or express mail packages, which should be sent to: Attention: IPD/Retirement Plan Service Center, 200 Hopmeadow Street, Simsbury, CT 06089.

ANNUAL MAINTENANCE FEE: An annual charge we deduct from each Participant Account on a quarterly basis or on a full Surrender of a Participant Account. The charge is deducted proportionately from the Sub-Accounts and any General Account value in a Participant Account.

BENEFIT PAYMENT: Amounts Surrendered by the Contract Owner to pay benefits to a Participant or beneficiary under the terms of the Plan. Amounts Surrendered for transfer to the funding vehicle of another investment provider or because of the termination of the Plan are not Benefit Payments.

CODE: The Internal Revenue Code of 1986, as amended.

CONTRACT OWNER OR YOU: The Employer or entity owning the Contract.

CONTRACT YEAR: A period of 12 months beginning with the effective date of the Contract or with any anniversary of the effective date.

CONTRIBUTIONS: Amounts paid to us by the Contract Owner for investment in a Contract.

EMPLOYER: An employer maintaining a retirement or welfare benefit plan or similar plan or program for its employees.

GENERAL ACCOUNT: Our General Account that consists of all of our company assets, including any money you have invested in the General Account option. The assets in the General Account are available to the creditors of Hartford.

HARTFORD, WE OR US: Hartford Life Insurance Company.

INVESTMENT CHOICE: Any of the Sub-Accounts or the General Account option.

PARTICIPANT: Any employee or former employee of an Employer or other individual with a Participant Account under a Contract.

PARTICIPANT ACCOUNT: An account under a Contract to which General Account values and Sub-Account Accumulation Units are allocated on behalf of a Participant.

PLAN: An employee benefit plan or similar program that invests in a Contract.

PLAN RELATED EXPENSE: Amounts that you Surrender to pay certain administrative expenses or other Plan related expenses including, fees paid to consultants, auditors, third party administrators and other Plan services providers. Upon our request, you must provide us with reasonable documentation that a Surrender is a Plan Related Expense.

PREMIUM TAX: The tax or amount of tax, if any, charged by a state, federal, or other governmental entity on Contributions or Contract values.

SURRENDER: Any withdrawal of Contract values.

SURRENDER VALUE: The amount we pay you if you terminate your Contract. The Surrender Value is equal to the Contract value minus any applicable charges.

VALUATION DAY: Every day the New York Stock Exchange is open for trading. Values of the Separate Account are determined as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time).

VALUATION PERIOD: The time span between the close of trading on the New York Stock Exchange from one Valuation Day to the next.

                                   FEE TABLES

    THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN PURCHASING, OWNING AND SURRENDERING THE CONTRACT.

    THIS TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU PURCHASE THE CONTRACT OR SURRENDER THE CONTRACT. CHARGES FOR STATE PREMIUM TAXES MAY ALSO BE DEDUCTED WHEN YOU MAKE CONTRIBUTIONS TO THE CONTRACT OR UPON SURRENDER.

 CONTRACT OWNER TRANSACTION EXPENSES

 Sales Charge Imposed on Purchases (as a percentage of
   Contributions)..................................................      None
 Contingent Deferred Sales Charge (as a percentage of amounts
   Surrendered) (1)
     During the First Contract Year................................        5%
     During the Second Contract Year...............................        4%
     During the Third Contract Year................................        3%
     During the Fourth Contract Year...............................        2%
     During the Fifth Contract Year................................        1%
     During the Sixth Contract Year and after......................        0%
 Installation Charge (2)...........................................    $1,000

---------

(1) The Contingent Deferred Sales Charge applies to amounts Surrendered during the first five Contract Years. We do not assess a Contingent Deferred Sales Charge on Benefit Payments or Plan Related Expenses.

(2) We may charge a one-time Installation Charge of up to $1,000 when you purchase your Contract. This charge is for establishing your initial Participant Accounts on our recordkeeping system. We currently waive the Installation Charge.

    THIS TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY AND ON A DAILY BASIS DURING THE TIME THAT YOU OWN THE CONTRACT OR HAVE A PARTICIPANT ACCOUNT UNDER THE CONTRACT, NOT INCLUDING FEES AND EXPENSES OF THE UNDERLYING FUNDS.

 ANNUAL MAINTENANCE FEE (3)........................................     $30

 SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily
   Sub-Account Value)
     Program and Administrative Charge.............................   0.50%
     Total Separate Account Annual Expenses........................   0.50%

---------

(3) We deduct this $30 annual fee from each Participant Account on a quarterly basis. We deduct 25 percent of the annual fee on the last Valuation Day of each quarter, or from the proceeds of a full Surrender of a Participant Account. We deduct the fee proportionately from each Investment Choice in a Participant Account.

    THIS TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL FUND OPERATING EXPENSES CHARGED BY THE UNDERLYING FUNDS THAT YOU MAY PAY ON A DAILY BASIS DURING THE TIME THAT YOU OWN THE CONTRACT OR HAVE A PARTICIPANT ACCOUNT UNDER THE CONTRACT. MORE DETAIL CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH FUND.

                                                           MINIMUM      MAXIMUM
---------------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES
(these are expenses that are deducted from Fund
assets, including management fees, Rule 12b-1
distribution and/or service fees, and other expenses)       1.28%        1.77%
---------------------------------------------------------------------------------

    THIS TABLE SHOWS THE TOTAL ANNUAL FUND OPERATING EXPENSES FOR EACH UNDERLYING FUND AS OF ITS YEAR END. ACTUAL FEES AND EXPENSES FOR THE UNDERLYING FUNDS VARY DAILY. BECAUSE OF THIS, THE FEES AND EXPENSES FOR ANY GIVEN DAY MAY BE GREATER THAN OR LESS THAN THE TOTAL ANNUAL FUND OPERATING EXPENSES LISTED BELOW.

                         ANNUAL FUND OPERATING EXPENSES
                           As of the Fund's Year End
                        (As a percentage of net assets)

                                                                                     TOTAL FUND
                                                                                     OPERATING
                                                                                  EXPENSES (BEFORE
                                                      12B-1                       CONTRACTUAL FEE   CONTRACTUAL FEE
                                                   DISTRIBUTION                      WAIVERS OR       WAIVERS OR      TOTAL FUND
                                     MANAGEMENT  AND/OR SERVICING      OTHER          EXPENSE           EXPENSE       OPERATING
 FUND                                   FEES         FEES (1)        EXPENSES     REIMBURSEMENTS)   REIMBURSEMENTS     EXPENSES
 ----                                ----------  ----------------  -------------  ----------------  ---------------  ------------
 The Hartford Advisers Fund --
   Class A.........................     0.64%            0.30%          0.46%            1.40%         N/A               1.40%
 The Hartford Capital Appreciation
   Fund -- Class A.................     0.68%            0.30%          0.47%            1.45%         N/A               1.45%
 The Hartford Dividend and Growth
   Fund -- Class A.................     0.67%            0.30%          0.44%            1.41%         N/A               1.41%
 The Hartford Global Health
   Fund -- Class A (2).............     1.00%            0.30%          0.46%            1.76%         N/A               1.76%
 The Hartford Global Technology
   Fund -- Class A (2).............     1.00%            0.30%          0.47%            1.77%         N/A               1.77%
 The Hartford Money Market Fund --
   Class A (2).....................     0.50%            0.30%          0.48%            1.28%         N/A               1.28%
 The Hartford Small Company
   Fund -- Class A (2).............     0.85%            0.30%          0.48%            1.63%         N/A               1.63%
 The Hartford Stock Fund --
   Class A.........................     0.71%            0.30%          0.46%            1.47%         N/A               1.47%

---------

(1) The Fund's Rule 12b-1 plan applicable to Class A shares of the Fund provides for payment of a Rule 12b-1 fee of up to 0.35%. However, the Fund's board of directors has currently authorized Rule 12b-1 payments of only up to 0.30%.

(2) Hartford Investment Financial Services, LLC, the Fund's investment manager, has voluntarily agreed to limit the total operating expenses (exclusive of taxes, interest, brokerage commissions and extraordinary expenses) of Class A shares of The Hartford Global Health Fund, The Hartford Global Technology Fund, The Hartford Money Market Fund, and The Hartford Small Company Fund to 1.65%, 1.65%, 1.00%, and 1.45% respectively. This voluntary limitation may be discontinued at any time.

EXAMPLE

    THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE CONTRACTS. THE EXAMPLES REFLECT A DEDUCTION FOR ANY CONTINGENT DEFERRED SALES CHARGE, ANNUAL MAINTENANCE FEE, MAXIMUM SEPARATE ACCOUNT ANNUAL EXPENSES AND THE HIGHEST TOTAL ANNUAL FUND OPERATING EXPENSES OF THE UNDERLYING FUNDS. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF ANY APPLICABLE PREMIUM TAXES.

    THE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES AND ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN THE FOLLOWING EXAMPLE TABLE, HARTFORD ASSUMES A PARTICIPANT ACCOUNT VALUE OF $25,000 TO ILLUSTRATE THE CHARGES THAT WOULD BE DEDUCTED. THE EXAMPLES ASSUME THE ANNUAL MAINTENANCE FEE WILL ALWAYS BE DEDUCTED IF THE CONTRACT OR PARTICIPANT ACCOUNT IS SURRENDERED. WE CHANGE THE ANNUAL MAINTENANCE FEE FOR A $25,000 PARTICIPANT ACCOUNT VALUE INTO A PERCENTAGE TO MORE EASILY CALCULATE THE CHARGES. THE PERCENTAGE WE USE IS 0.12%.

    THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUMES THE HIGHEST TOTAL ANNUAL FUND OPERATING EXPENSES. ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

(1)  If you Surrender your Contract at the end of the applicable time period:

1 year                                                        $  762
---------------------------------------------------------------------
3 years                                                       $1,089
---------------------------------------------------------------------
5 years                                                       $1,423
---------------------------------------------------------------------
10 years                                                      $2,792
---------------------------------------------------------------------

(2)  If you do not Surrender your Contract:

1 year                                                        $  249
---------------------------------------------------------------------
3 years                                                       $  766
---------------------------------------------------------------------
5 years                                                       $1,309
---------------------------------------------------------------------
10 years                                                      $2,792
---------------------------------------------------------------------

                                    SUMMARY

WHAT ARE THE CONTRACTS?

    The Contracts are group variable funding agreements. They are issued for use as an investment vehicle for:

    - certain employee retirement or welfare benefit plans,

    - plans or programs of governmental entities,

    - the activities of certain organizations exempt from tax under section 501(c) of the Code, or

    - programs of certain institutions with assets in excess of 25 million dollars.

WHAT TYPE OF SALES CHARGE WILL I PAY?

    You don't pay a sales charge at the time Contributions are made to the Contract. We may charge you a Contingent Deferred Sales Charge when you partially or fully Surrender the Contract. The Contingent Deferred Sales Charge depends on the amount you choose to Surrender and the number of Contract Years that have been completed before the Surrender.

    The percentage used to calculate the Contingent Deferred Sales Charge is equal to:

                                                              CONTINGENT DEFERRED
                                                                 SALES CHARGE
                                                                 AS A PERCENT
                                                                   OF AMOUNT
CONTRACT YEARS                                                    SURRENDERED
--------------                                                -------------------
During the First Contract Year..............................          5%
During the Second Contract Year.............................          4%
During the Third Contract Year..............................          3%
During the Fourth Contract Year.............................          2%
During the Fifth Contract Year..............................          1%
During the Sixth Contract Year and after....................          0%

    You won't be charged a Contingent Deferred Sales Charge on:

X  Benefit Payments

X  Plan Related Expenses

IS THERE AN INSTALLATION CHARGE?

    Your Contract allows us to charge a one-time Installation Charge of up to $1,000 at the time we establish the initial Participant Accounts for your Contract on our recordkeeping system. We currently waive the Installation Charge.

IS THERE AN ANNUAL MAINTENANCE FEE?

    We deduct this $30 annual fee from each Participant Account on a quarterly basis. We deduct 25 percent of the annual fee on the last Valuation Day of each quarter, or from the proceeds of a full Surrender of a Participant Account.

WHAT CHARGES WILL I PAY ON AN ANNUAL BASIS?

    In addition to the Annual Maintenance Fee, you pay the following charges each year:

    - PROGRAM AND ADMINISTRATIVE CHARGE -- For providing administrative services, we deduct a daily charge at an annual rate of 0.50% against all Contract values in the Sub-Accounts.

    - ANNUAL FUND OPERATING EXPENSES -- These are charges for the Funds. See the Annual Fund Operating Expenses table for more complete information and the Fund's prospectuses accompanying this prospectus.

IS THERE A DEDUCTION FOR PREMIUM TAXES?

    We deduct for the payment of any Premium Taxes levied against us by a state of other government entity. Premium Tax rates vary by state or municipality. The range is generally up to 3.5%.

CAN I WITHDRAW MONEY FROM THE CONTRACT?

    The Contract Owner can withdraw all or part of the amounts invested under the Contract at any time. We call withdrawals from the Contract "Surrenders".

X You may have to pay a Contingent Deferred Sales Charge if the Surrender is not a Benefit Payment or for a Plan Related Expense.

X  We pay Surrenders under the available Settlement Options.

WHAT ARE THE AVAILABLE SETTLEMENT OPTIONS?

    We call the available forms of payment in which you can take a Surrender "Settlement Options". We will pay Surrenders according to the Settlement Option that you choose. The following Settlement Options are available:

    - Payment in a single sum.

    - Installment payments for a designated period. The frequency of payments and the length of the designated period are determined by mutual agreement between you and us.

                        PERFORMANCE RELATED INFORMATION

    The Separate Account may advertise certain performance related information concerning its Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance. The Funds available through this Separate Account are retail mutual funds that publish performance related information in newspapers, magazines, the internet and other media. Performance information published by a retail mutual fund will be different than the performance information published by the Separate Account because performance information of a retail mutual fund does not include the expenses charged by the Separate Account.

    When a Sub-Account advertises its STANDARDIZED TOTAL RETURN, it will usually be calculated since the date of the Sub-Account's inception for one year, five years, and ten years or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period. Total return calculations reflect a deduction for Total Fund Operating Expenses, any Contingent Deferred Sales Charge, Total Separate Account Annual Expenses, and the Annual Maintenance Fee.

    A Separate Account may also advertise NON-STANDARD TOTAL RETURNS THAT PRE-DATE THE INCEPTION DATE OF THE SEPARATE ACCOUNT. These non-standardized total returns are calculated by assuming that the Sub-Accounts have been in existence for the same periods as the underlying Funds and by taking deductions for charges equal to those currently assessed against the Sub-Accounts. This figure will usually be calculated for one year, five years, and ten years or other periods. Non-standardized total return calculations reflect a deduction for Total Fund Operating Expenses, Total Separate Account Annual Expenses, and do not include deduction for Contingent Deferred Sales Charges or the Annual Maintenance Fee. This means the non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account. These non-standardized returns must be accompanied by standardized total returns.

    If applicable, a Sub-Account may advertise YIELD IN ADDITION TO TOTAL RETURN. The yield will be computed in the following manner: the net investment income per unit earned during a recent 30 day period is divided by the unit value on the last day of the period. This figure reflects the recurring charges on the Separate Account level including the Annual Maintenance Fee.

    A money market Sub-Account may advertise YIELD AND EFFECTIVE YIELD. The yield of the Sub-Account is based upon the income earned by the Sub-Account over a seven-day period and then annualized, i.e. the income earned in the period is assumed to be earned every seven days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in Sub-Account units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges on the Separate Account level including the Annual Maintenance Fee.

    We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable arrangements, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for such alternatives.

                        HARTFORD LIFE INSURANCE COMPANY

    Hartford Life Insurance Company is a stock life insurance company engaged in the business of writing life insurance and annuities, both individual and group, in all states of the United States and the District of Columbia. We were originally incorporated under the laws of Massachusetts on June 5, 1902, and subsequently redomiciled to Connecticut. Our offices are located in Simsbury, Connecticut; however, our mailing address is P.O. Box 1583, Hartford, CT 06144-1583. We are ultimately controlled by The Hartford Financial Services Group, Inc., one of the largest financial service providers in the United States.

                               HARTFORD'S RATINGS

RATING AGENCY                    EFFECTIVE DATE OF RATING    RATING               BASIS OF RATING
-------------                   --------------------------  --------  ----------------------------------------
A.M. Best and Company, Inc.               7/17/03              A+     Financial strength
Standard & Poor's                        12/01/03             AA-     Financial strength
Fitch                                     1/09/04             AA      Financial strength

    These ratings apply to Hartford's ability to meet its obligations under the Contract. The ratings do not apply to the Separate Account or the underlying Funds.

                              THE SEPARATE ACCOUNT

    We set aside and invest assets of the Contracts in the Separate Account. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940. This registration does not involve supervision by the Commission of the management or the investment practices of the Separate Account or Hartford. The Separate Account meets the definition of "separate account" under federal securities law. The Separate Account holds only assets for variable funding agreements. The Separate Account:

    - Holds assets for the benefit of Contract Owners, and the persons entitled to the payments described in the Contract.

    - Is not subject to the liabilities arising out of any other business Hartford may conduct. However, all obligations under the Contract are general corporate obligations of Hartford.

    - Is not affected by the rate of return of Hartford's General Account or by the investment performance of any of Hartford's other separate accounts.

    - May be subject to liabilities from a Sub-Account of the Separate Account that holds assets of other contracts offered by the Separate Account which are not described in this prospectus.

    - Is credited with income and gains, and takes losses, whether or not realized, from the assets it holds.

    WE DO NOT GUARANTEE THE INVESTMENT RESULTS OF THE SEPARATE ACCOUNT. THERE IS NO ASSURANCE THAT THE VALUE OF YOUR PARTICIPANT ACCOUNT WILL EQUAL THE TOTAL OF THE CONTRIBUTIONS MADE TO YOUR PARTICIPANT ACCOUNT.

    Separate Account Twelve was established on September 15, 2003.

                                   THE FUNDS

    The Funds are retail mutual funds that are also directly available to the public without a Separate Account. If you were to purchase these Funds directly from a broker or mutual fund company, you would not incur the expenses of the Separate Account.

    Hartford Investment Financial Services, LLC ("HIFSCO") is the investment manager to each series of The Hartford Mutual Funds, Inc. The day-to-day portfolio management of the funds is provided by an investment sub-adviser -- either Wellington Management Company, LLP ("Wellington Management") or Hartford Investment Management Company ("Hartford Investment Management").

    The Hartford Advisers Fund, The Hartford Capital Appreciation Fund, The Hartford Dividend and Growth Fund, The Hartford Global Health Fund, The Hartford Global Technology Fund, The Hartford Money Market Fund, The Hartford Small Company Fund, and The Hartford Stock Fund are series of The Hartford Mutual Funds, Inc., a Maryland corporation registered with the SEC as an open-end management investment company.

    The shares of each series of The Hartford Mutual Funds, Inc. have been divided into Class A, Class B, Class C and Class Y. Only Class A shares are available in this Contract.

    We do not guarantee the investment results of any of the underlying Funds. Since each underlying Fund has different investment objectives, each is subject to different risks. These risks and the Funds' expenses are more fully described in the accompanying Funds' prospectus, and the Funds' Statement of Additional Information which may be ordered from us. The Funds' prospectus should be read in conjunction with this prospectus before investing.

    The Funds may not be available in all states.

    The investment goals of the each of the Funds are as follows:

    THE HARTFORD ADVISERS FUND -- Seeks maximum long-term total return. Sub-advised by Wellington Management

    THE HARTFORD CAPITAL APPRECIATION FUND -- Seeks growth of capital. Sub-advised by Wellington Management.

    THE HARTFORD DIVIDEND AND GROWTH FUND -- Seeks a high level of current income consistent with growth of capital. Sub-advised by Wellington Management.

    THE HARTFORD GLOBAL HEALTH FUND -- Seeks long-term capital appreciation. Sub-advised by Wellington Management.

    THE HARTFORD GLOBAL TECHNOLOGY FUND -- Seeks long-term capital appreciation. Sub-advised by Wellington Management.

    THE HARTFORD MONEY MARKET FUND -- Seeks maximum current income consistent with liquidity and preservation of capital. Sub-advised by Hartford Investment Management.

    THE HARTFORD SMALL COMPANY FUND -- Seeks growth of capital. Sub-advised by Wellington Management.

    THE HARTFORD STOCK FUND -- Seeks long-term growth of capital, with income as a secondary consideration. Sub-advised by Wellington Management.

    VOTING RIGHTS: We are the legal owners of all Fund shares held in the Separate Account and we have the right to vote at the Fund's shareholder meetings. To the extent required by federal securities laws or regulations, we will:

    - Notify the Contract Owner of any Fund shareholders' meeting if the shares held for the Contract may be voted;

    - Send proxy materials and a form of instructions to the Contract Owner that may be used to tell us how to vote the Fund shares held for the Contract;

    - Arrange for the handling and tallying of proxies received from Contract Owners;

    - Vote all Fund shares attributable to a Contract according to instructions received from the Contract Owner; and

    - Vote all Fund shares for which no voting instructions are received in the same proportion as shares for which instructions have been received.

    If any federal securities laws or regulations, or their present interpretation, change to permit us to vote Fund shares on our own, we may decide to do so. Contract Owners may attend any shareholder meeting at which shares held for their Contract may be voted.

    SUBSTITUTIONS, ADDITIONS, OR DELETIONS OF FUNDS -- We may, subject to any applicable law, make certain changes to the Funds offered under your Contract. We may, in our sole discretion, establish new Funds. New Funds will be made available to existing Contract Owners as we determine appropriate. We may also close one or more Funds to additional Contributions or transfers from existing Sub-Accounts.

    We may eliminate the shares of any of the Funds from the Contract for any reason and we may substitute shares of another registered investment company for the shares of any Fund already purchased or to be purchased in the future by the Separate Account. To the extent required by the Investment Company Act of 1940 (the "1940 Act"), substitutions of shares attributable to your interest in a Fund will not be made until we have the approval of the Commission and we have notified you of the change.

    In the event of any substitution or change, we may, by appropriate endorsement, make any changes in the Contract necessary or appropriate to reflect the substitution or change. If we decide that it is in the best interest of the Contract Owners, the Separate Account may be operated as a management company under the 1940 Act or any other form permitted by law, may be de-registered under the 1940 Act in the event such registration is no longer required, or may be combined with one or more other Separate Accounts.

    ADMINISTRATIVE AND DISTRIBUTION SERVICES -- Hartford has entered into agreements with the investment advisers or distributors of many of the Funds. Under the terms of these agreements, Hartford provides administrative and distribution related services and the Funds pay fees to Hartford that are usually based on an annual percentage of the average daily net assets of the Funds. These agreements may be different for each Fund or each Fund family and may include fees paid under a distribution and/or servicing plan adopted by a Fund pursuant to Rule 12b-1 under the Investment Company Act of 1940.

                             GENERAL ACCOUNT OPTION

    IMPORTANT INFORMATION YOU SHOULD KNOW: THE PORTION OF THE CONTRACT RELATING TO THE GENERAL ACCOUNT OPTION IS NOT REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") AND THE GENERAL ACCOUNT OPTION IS NOT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). NEITHER THE GENERAL ACCOUNT OPTION NOR ANY INTEREST IN THE GENERAL ACCOUNT OPTION IS SUBJECT TO THE PROVISIONS OR RESTRICTIONS OF THE 1933 ACT OR THE 1940 ACT, AND THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE REGARDING THE GENERAL ACCOUNT OPTION.

    The General Account option is part of our General Account that includes our company assets. Contributions and Contract values allocated to the General Account are available to our general creditors.

    DECLARED RATE OF INTEREST: We credit interest on Contributions made to the General Account at a rate we declare for any period of time that we determine. We may change the declared interest rate from time to time at our discretion.

    GUARANTEED RATE OF INTEREST: We guarantee a minimum rate of interest. The declared interest rate will not be less than the minimum guaranteed rate of interest.

    SURRENDERS AND TRANSFERS: We generally process Surrenders and transfers from the General Account option within a reasonable period of time after we receive a Surrender request at our Administrative Office. However, under certain conditions, transfers from the General Account option may be limited or deferred. Surrenders may be subject to a contingent deferred sales charge or a market value adjustment and may be deferred.

                                CONTRACT CHARGES

CONTINGENT DEFERRED SALES CHARGE

    The Contingent Deferred Sales Charge covers some of the expenses relating to the sale and distribution of the Contract, including:

    - commissions and other compensation paid to broker-dealers and their registered representatives,

    - the cost of preparing sales literature,

    - other promotional and distribution related activities.

    If the Contingent Deferred Sales Charge is not sufficient to cover sales and distribution expenses, we pay those expenses from our general assets, including surplus. Surplus might include profits resulting from the Program and Administrative Charge.

    We do not deduct a sales charge at the time Contributions are made to the Contract. We may assess a Contingent Deferred Sales Charge when you request a full or partial Surrender. The Contingent Deferred Sales Charge is based on the amount you choose to Surrender and the number of Contract Years that have been completed before the Surrender. We do not assess a Contingent Deferred Sales Charge after the fifth Contract Year.

    The percentage used to calculate the Contingent Deferred Sales Charge is equal to:

                                                              CONTINGENT DEFERRED
                                                                 SALES CHARGE
                                                                AS A PERCENT OF
                                                                    AMOUNT
CONTRACT YEARS                                                    SURRENDERED
--------------                                                -------------------
During the First Contract Year..............................          5%
During the Second Contract Year.............................          4%
During the Third Contract Year..............................          3%
During the Fourth Contract Year.............................          2%
During the Fifth Contract Year..............................          1%
During the Sixth Contract Year and after....................          0%

    The following Surrenders are NOT subject to a Contingent Deferred Sales
Charge:

    - BENEFIT PAYMENTS -- We do not assess a Contingent Deferred Sales Charge on amounts that you Surrender from the Contract to pay benefits to a Participant or a beneficiary under the terms of your Plan. We call these amounts "Benefit Payments". Amounts Surrendered for transfer to the funding vehicle of another investment provider or Surrendered because of the termination of your Plan are not Benefit Payments. Upon our request, you must provide us with reasonable documentation that a Surrender is a Benefit Payment.

    - PLAN RELATED EXPENSES -- We do not assess a Contingent Deferred Sales Charge on amounts that you Surrender from the Contract to pay certain administrative expenses or other Plan related expenses including, fees to consultants, auditors, third party administrators and other Plan service providers. We call these amounts "Plan Related Expenses." Upon our request, you must provide us with reasonable documentation that a Surrender is a Plan Related Expense.

    We will allocate the deduction of the Contingent Deferred Sales Charge among all Participant Accounts on a pro-rata basis unless the Contract Owner elects a different allocation of the deduction for the Contingent Deferred Sales Charge.

INSTALLATION CHARGE

    Your Contract allows us to charge a one-time Installation Charge of up to $1,000 at the time we establish the initial Participant Accounts for your Contract on our recordkeeping system. The Installation Charge is to help cover our costs of reconciling your Plan's Participant records with your investment allocation instructions. We currently waive the Installation Charge.

ANNUAL MAINTENANCE FEE

    The Annual Maintenance Fee is an annual $30 fee that we deduct from each Participant Account on a quarterly basis. The fee compensates us for our administrative services related to maintaining the Contract and the Participant Accounts. We deduct 25 percent of the annual fee on the last Valuation Day of each quarter, or from the proceeds of a full Surrender of a Participant Account. We deduct the fee proportionately from each Investment Choice in a Participant Account.

    PROGRAM AND ADMINISTRATIVE CHARGE: For providing administrative services, we deduct a daily charge at an annual rate of 0.50% against all Contract values in the Sub-Accounts. This charge continues for the life of the Contract.

    When you purchase the Contract, you choose one of the following two methods that the Program and Administrative Charge is deducted under the Contract:

    METHOD ONE: The Program and Administrative Charge is deducted daily. It is assessed as a percentage of the net asset value of each Fund when Accumulation Unit values are determined each day.

    METHOD TWO: The Program and Administrative Charge is deducted each calendar quarter. It is assessed as a percentage of the average daily assets of the Sub-Accounts during the calendar quarter. The charge is deducted from Participant Accounts by redeeming the Accumulation Units in proportion to the amount of the charge.

    We provide various administrative support services for Plans. These services include recordkeeping, statements of account, internet and automated voice response account access, and participant educational materials. The Program and Administrative Charge compensates us for providing administrative services under the Contracts.

    If the Program and Administrative Charge under a Contract is insufficient to cover actual costs incurred by us, we will bear the loss. If the Program and Administrative Charge exceeds these costs, we will keep the excess as profit. We may use these profits for any proper corporate purpose including, among other things, payment of sales expenses. We expect to make a profit from the Program and Administrative Charge.

PREMIUM TAXES

    We deduct a charge for Premium Tax, if applicable, imposed by a state or other governmental entity. Certain states and municipalities impose a Premium Tax, generally ranging up to 3.50%. In some cases, Premium Taxes are deducted at the time purchase payments are made; in other cases Premium Tax is assessed at the time of Surrender. We will pay Premium Taxes at the time imposed under applicable law. At our sole discretion, we may deduct Premium Taxes at the time we pay such taxes to the applicable taxing authorities, or at the time the Contract is Surrendered.

CHARGES AGAINST THE FUNDS

    The Separate Account purchases shares of the Funds at net asset value. The net asset value of the Fund reflects investment advisory fees and administrative expenses already deducted from the assets of the Funds. These charges are described in the Funds' prospectuses accompanying this prospectus.

PLAN RELATED EXPENSES

    The Contract Owner may direct us to deduct amounts from the assets under a Contract to pay certain administrative expenses or other Plan related expenses including, but not limited to, fees to consultants, auditors and other Plan service providers. We will deduct and pay such amounts to the Contract Owner or as directed by the Contract Owner. We may agree to include these amounts as an adjustment to the Program and Administrative Charge.

                                 THE CONTRACTS

THE CONTRACTS OFFERED

    The Contracts are group variable funding agreements. They are issued for use as an investment vehicle for:

    - certain employee retirement or welfare benefit plans,

    - plans or programs of governmental entities,

    - the activities of certain organizations exempt from tax under section 501(c) of the Code, or

    - programs of certain institutions with assets in excess of 25 million dollars.

    The Contracts invest in publicly available Funds through the Separate Account. The Contracts provide no additional tax benefits and do not provide tax deferral with respect to any earnings of the underlying Funds.

PRICING AND CREDITING OF CONTRIBUTIONS

    We credit initial Contributions to a Participant Account within two Valuation Days of our receipt of a properly completed application or an order request and the initial Contribution at our Administrative Office.

    If the application or other information accompanying the initial Contribution is incomplete when received, we will hold the money in a non-interest bearing account for up to five Valuation Days while we try to obtain complete information. If we cannot obtain the information within five Valuation Days, we will either return the Contribution and explain why it could not be processed or keep the Contribution if you authorize us to keep it until the necessary information is provided.

    Subsequent Contributions properly designated for a Participant Account are priced on the Valuation Day that we receive the Contribution at our Administrative Office.

    MAY I MAKE CHANGES IN THE AMOUNTS OF MY CONTRIBUTION?

    Yes. There is a $30 minimum amount for initial Contributions or subsequent Contributions that may be made on behalf of a Participant Account under a Contract, unless the Employer's plan provides otherwise, in which case the minimum amount shall not be less than $10. If the Plan adopted by the Contract Owner so provides, the Contract permits the allocation of Contributions in multiples of 1% among the Sub-Accounts. The minimum amount that may be allocated to any Sub-Account shall not be less than $10. Such changes must be requested in the form and manner prescribed by us.

    MAY I TRANSFER ASSETS BETWEEN SUB-ACCOUNTS?

    Yes, you, and Participants if permitted by the Plan, can transfer the values of your Sub-Account allocations between or among the Sub-Accounts or the General Account option. You can make these transfers and changes in allocations by:

    - written request,

    - by calling 1-800-528-9009, or

    - where available, electronically by Internet through our web site at retire.hartfordlife.com.

    Any transfers or changes will be effected as of the Valuation Day we receive your request in good order at our Administrative Office.

    You can transfer Participant Account values between or among the Sub-Accounts or General Account option up to 12 times per calendar year.

    Transfers of assets presently held in the General Account Option, or which were held in the General Account option at any time during the preceding three months, to any account that we determine is a competing account, are prohibited.

    Similarly, transfers of assets presently held in any account during the preceding three months, that we determine is a competing account, to the General Account Option, are prohibited.

    In addition, we may restrict transfers and Surrenders from the General Account option if the amount of any transfer or Surrender from the General Account option, when added to the sum of all transfers and Surrenders from the General Account option during the preceding 12 months, exceeds 12 percent of the General Account values 12 months earlier. This restriction does not apply to Benefit Payments.

    We, or our agents and affiliates will not be responsible for losses resulting from acting upon telephone or electronic requests reasonably believed to be genuine. We will employ reasonable procedures to confirm that instructions communicated by telephone or electronically are genuine. The procedures we follow for transactions initiated by telephone include requirements that callers provide certain information for identification purposes. All transfer instructions by telephone are tape-recorded. Transfer requests initiated electronically require a personal identification number.

    IT IS YOUR RESPONSIBILITY TO VERIFY THE ACCURACY OF ALL CONFIRMATIONS OF TRANSFERS AND TO PROMPTLY ADVISE US AT OUR ADMINISTRATIVE OFFICE OF ANY INACCURACIES WITHIN 30 DAYS OF THE DATE YOU RECEIVE YOUR CONFIRMATION.

    The right to reallocate Contract values is subject to modification by us if we determine, in our sole opinion, that the exercise of that right by one or more Participants or Contract Owners is, or would be, to the disadvantage of other Participants or Contract Owners. Any modification could be applied to transfers to or from some or all of the Sub-Accounts and could include, but not be limited to, the requirement of a minimum time period between each transfer, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one Participant or Contract Owner, or limiting the dollar amount that may be transferred between the Sub-Accounts by you at any one time. We will notify you in writing prior to any such modification. SUCH RESTRICTIONS MAY BE APPLIED IN ANY MANNER REASONABLY DESIGNED TO PREVENT ANY USE OF THE TRANSFER RIGHT WHICH WE CONSIDER TO BE TO THE DISADVANTAGE OF OTHER CONTRACT OWNERS OR PARTICIPANTS.

    HOW DO I KNOW WHAT A PARTICIPANT ACCOUNT IS WORTH?

    The Participant Account value reflects the sum of the amounts under the Participant Account allocated to the General Account option and the Sub-Accounts.

    There are two things that affect the Sub-Account value: (1) the number of Accumulation Units and (2) the Accumulation Unit value. The Sub-Account value is determined by multiplying the number of Accumulation Units by the Accumulation Unit value. Therefore, on any Valuation Day the portion of a Participant Account allocated to the Sub-Accounts will reflect the investment performance of the Sub-Accounts and will fluctuate with the performance of the underlying Funds.

    Contributions made or Contract values allocated to a Sub-Account are converted into Accumulation Units by dividing the amount of the Contribution or allocation, minus any Premium Taxes, by the Accumulation Unit value for that Valuation Day. The more Contributions or Contract values allocated to the Sub-Accounts under a Participant Account, the more Accumulation Units will be reflected under the Participant Account. The number of Accumulation Units in a Sub-Account will be decreased under a Participant Account by Surrenders or transfers of money out of a Sub-Account.

    To determine the current Accumulation Unit value, we take the prior Valuation Day's Accumulation Unit value and multiply it by the Net Investment Factor for the current Valuation Day.

    The Net Investment Factor is used to measure the investment performance of a Sub-Account from one Valuation Day to the next. The Contract Owner chooses one of the following two methods to calculate the Net Investment Factor at the time the Contract Owner purchases the Contract:

METHOD ONE

    The Net Investment Factor for each Sub-Account equals:

    - The net asset value per share plus applicable distributions per share of each Fund held in the Sub-Account at the end of the current Valuation Day; divided by

    - The net asset value per share of each Fund held in the Sub-Account at the end of the prior Valuation Day; multiplied by

    - The daily expense factor for the Program and Administrative Charge and any other applicable charges adjusted for the number of days in the period.

METHOD TWO

    The Net Investment Factor for each Sub-Account equals:

    - The net asset value per share of each Fund held in the Sub-Account at the end of the current Valuation Day; divided by

    - The net asset value per share of each Fund held in the Sub-Account at the end of the prior Valuation Day.

    Under Method Two, the value of any applicable Fund distributions per share creates additional Accumulation Units. We deduct the Program and Administrative Charge from Participant Accounts each calendar quarter by redeeming Accumulation Units in proportion to the amount of the charge.

    We will send Participants a statement for each calendar quarter, that tells how many Accumulation Units they have, their value and their total Participant Account value. Participants can also call 1-800-528-9009 to obtain their Participant Account value or, where available, may access their account information through our website at retire.hartfordlife.com.

    HOW ARE THE UNDERLYING FUND SHARES VALUED?

    The shares of the Fund are valued at net asset value on a daily basis. A complete description of the valuation method used in valuing Fund shares may be found in the accompanying prospectus of each Fund.

                                   SURRENDERS

FULL SURRENDERS

    If you request a full Surrender of your Contract, we will pay you the Surrender Value. The Surrender Value is the Contract value minus any applicable Premium Taxes, Annual Maintenance Fees, and Contingent Deferred Sales Charges. The Surrender Value may be more or less than the amount of the Contributions made to the Contract.

PARTIAL SURRENDERS

    You may request a partial Surrender of Contract values at any time before you terminate your Contract. We will deduct any applicable Annual Maintenance Fee from Participant Accounts and we will deduct any applicable Contingent Deferred Sales Charges. You can ask us to deduct the Contingent Deferred Sales Charge from the amount you are Surrendering or from the remaining Contract value. If we deduct the Contingent Deferred Sales Charge from your remaining Contract value, that amount will also be subject to Contingent Deferred Sales Charge.

SETTLEMENT OPTIONS

    We call the available forms of payment in which you can take a Surrender "Settlement Options". We will pay Surrenders according to the Settlement Option that you choose. The following Settlement Options are available:

    - Payment in a single sum.

    - Installment payments for a designated period. The frequency of payments and the length of the designated period are determined by mutual agreement between you and us.

HOW DO I REQUEST A SURRENDER?

    Requests for full Surrenders must be in writing. You can request a partial Surrender in writing or by electronic file in a format agreed to by us.

    We pay Surrenders of amounts in the Sub-Accounts within seven days of receiving your request with complete instructions. However, we may postpone payment of Surrenders invested in the Sub-Accounts whenever (a) the New York Stock Exchange is closed, (b) trading on the New York Stock Exchange is restricted by the SEC, (c) the SEC permits and orders postponement or (d) the SEC determines that an emergency exists to restrict valuation.

    We pay the portion of your Surrender Value invested in the General Account option according to the termination provisions in your Contract.

    Partial Surrenders from the General Account option may be subject to certain restrictions described in your Contract.

                           FEDERAL TAX CONSIDERATIONS

    WHAT ARE SOME OF THE FEDERAL TAX CONSEQUENCES THAT AFFECT THESE CONTRACTS?

A. GENERAL

    Since the federal tax law is complex, the tax consequences of purchasing this contract will vary depending on your situation. You may need tax or legal advice to help you determine whether purchasing this contract is right for you.

    Our general discussion of the tax treatment of this contract is based on our understanding of federal income tax laws as they are currently interpreted and may apply to this contract. A detailed description of all federal income tax consequences regarding the purchase of this contract cannot be made in the prospectus. We also do not discuss state, municipal or other tax laws that may apply to this contract. Nor do we discuss the tax treatment of distributions from or benefits paid by the plans and organizations that may invest in this contract. For detailed tax information, a prospective purchaser should consult with a qualified tax adviser familiar with its situation.

B. HARTFORD AND THE SEPARATE ACCOUNT

    The Separate Account is taxed as part of Hartford, which is taxed as a life insurance company under Subchapter L of Chapter 1 of the Code. The Sub-Accounts among which the Contract Owner may allocate its Contract Contributions are retail mutual funds that also are directly available to the public without a Separate Account. The Internal Revenue Service has ruled that, for federal income tax purposes, a variable contract owner will be treated as the owner of the mutual funds shares when the mutual funds used for sub-accounts for the variable contract are publicly available. SEE, E.G., Rev. Rul. 2003-91, 2003-33 I.R.B. 347. As a result, even though investment income and any realized capital gains on the assets held in the Separate Account may be reinvested automatically, such investment income and capital gain income may be taxable directly to the Contract Owner. A prospective purchaser should consult with a qualified tax adviser familiar with its situation.

C. CONTRACT PURCHASES BY FOREIGN ENTITIES

    Purchasers that are not U.S. residents or entities engaged in a trade or business in the United States generally will be subject to U.S. federal income tax and withholding on U.S. source taxable distributions at a 30% rate, unless a lower treaty rate applies and any required tax forms are submitted to Hartford. In addition, purchasers may be subject to applicable U.S. state and/or municipal taxes, and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to a contract purchase.

                                MORE INFORMATION

    CAN A CONTRACT BE MODIFIED?

    Subject to any federal and state regulatory restrictions, we may modify the Contracts at any time by written agreement between the Contract Owner and us.

    On or after the fifth anniversary of any Contract we may change, from time to time, any or all of the terms of the Contracts by giving 90 days advance written notice to the Contract Owner, except that the minimum guaranteed interest rate and the contingent deferred sales charges which are applicable at the effective date of a Contract, will continue to be applicable.

    We may modify the Contract at any time if such modification: (i) is necessary to make the Contract or the Separate Account comply with any law or regulation issued by a governmental agency to which we are subject; or (ii) is necessary to assure continued qualification of the Contract under the Code or other federal or state laws relating to the Contracts; or (iii) is necessary to reflect a change in the operation of the Separate Account or the Sub-Account(s); or (iv) provides additional Separate Account options; or (v) withdraws Separate Account options. In the event of any such modification we will provide notice to the Contract Owner. Hartford may also make appropriate endorsement in the Contract to reflect such modification.

    CAN HARTFORD WAIVE ANY RIGHTS UNDER A CONTRACT?

    We may, at our sole discretion, elect not to exercise a right or reservation specified in this Contract. If we elect not to exercise a right or reservation, we are not waiving it. We may decide to exercise a right or a reservation that we previously did not exercise.

    HOW ARE THE CONTRACTS SOLD?

    Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is an affiliate of Hartford. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as that of Hartford.

    The securities will be sold by salespersons of HSD who represent Hartford as insurance and variable annuity agents and who are registered representatives or Broker-Dealers who have entered into distribution agreements with HSD.

    HSD is registered with the Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc.

    Commissions will be paid by Hartford and will not be more than 5.0% of Contributions and 0.25% annually on Participants Account values. Sales compensation may be reduced. Hartford may pay or permit other promotional incentives, in cash or credit or other compensation.

    Broker-dealers or financial institutions are compensated according to a schedule set forth by HSD and any applicable rules or regulations for variable insurance compensation. Compensation is generally based on premium payments made by policyholders or contract owners. This compensation is usually paid from the sales charges described in this prospectus.

    In addition, a broker-dealer or financial institution may also receive additional compensation for, among other things, training, marketing or other services provided. HSD, its affiliates or Hartford may also make compensation arrangements with certain broker-dealers or financial institutions based on total sales by the broker-dealer or financial institution of insurance products. These payments, which may be different for different broker-dealers or financial institutions, will be made by HSD, its affiliates or Hartford out of their own assets and will not effect the amounts paid by the policyholders or contract owners to purchase, hold or surrender variable insurance products.

    ARE THERE ANY MATERIAL LEGAL PROCEEDINGS AFFECTING THE SEPARATE ACCOUNT?

    There are no material legal proceedings pending to which the Separate Account is a party.

    Hartford Life Insurance Company ("Hartford Life"), which is the parent company of Hartford Life and Annuity, is or may become involved in various kinds of legal actions, some of which assert claims for substantial amounts. These actions may include, among others, putative state and federal class actions seeking certification of a state or national class. Hartford Life also is involved in individual actions in which punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims. Hartford Life's management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition of Hartford Life. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on Hartford Life's consolidated results of operations or cash flows in particular quarterly or annual periods.

    In the third quarter of 2003, Hartford Life and its affiliate International Corporate Marketing Group, LLC ("ICMG") settled their intellectual property dispute with Bancorp Services, LLC ("Bancorp"). The dispute concerned, among other things, Bancorp's claims for alleged patent infringement, breach of a confidentiality agreement, and misappropriation of trade secrets related to certain stable value corporate-owned life insurance products. The dispute was the subject of litigation in the United States District Court for the Eastern District of Missouri, in which Bancorp obtained in 2002 a judgment exceeding $134 million against Hartford Life and ICMG after a jury trial on the trade secret and breach of contract claims, and Hartford Life and ICMG obtained summary judgment on the patent infringement claim. Based on the advice of legal counsel following entry of the judgment, Hartford Life recorded an $11 million after-tax charge in the first quarter of 2002 to increase litigation reserves. Both components of the judgment were appealed.

    Under the terms of the settlement, Hartford Life and ICMG will pay a minimum of $70 million and a maximum of $80 million, depending on the outcome of the patent appeal, to resolve all disputes between the parties. The appeal from the trade secret and breach of contract judgment will be dismissed. The settlement resulted in the recording of a $9 million after-tax benefit in the third quarter of 2003, to reflect Hartford Life's portion of the settlement.

    On March 16, 2003, a final decision and award was issued in the previously disclosed reinsurance arbitration between Hartford Life and one of their primary reinsurers relating to policies with guaranteed death benefits written from 1994 to 1999. The arbitration involved alleged breaches under the reinsurance treaties. Under the terms of the final decision and award, the reinsurer's reinsurance obligations to Hartford Life were unchanged and not limited or reduced in any manner. The award was confirmed by the Connecticut Superior Court on May 5, 2003.

    Counsel with respect to Federal laws and regulations applicable to the issue and sale of the contracts and with respect to Connecticut law is Christine Hayer Repasy, General Counsel, Hartford Life Insurance Company, P.O. Box 2999, Hartford, CT 06104-2999.

    HOW MAY I GET ADDITIONAL INFORMATION?

    Inquiries will be answered by calling 1-800-528-9009 or your sales representative or by writing to:

    Hartford Life Insurance Company
    P.O. Box 1583
    Hartford, CT 06144-1583

    You can also send inquiries to us electronically by Internet through our website at retire.hartfordlife.com.

                              GENERAL INFORMATION

SAFEKEEPING OF ASSETS

    Hartford holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from Hartford's general corporate assets. Records are maintained of all purchases and redemptions of the underlying fund shares held in each of the Sub-Accounts.

EXPERTS

    The consolidated balance sheets of Hartford Life Insurance Company (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report dated February 25, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the changes in our method of accounting for
(a) goodwill and indefinite-lived intangible assets in 2002, (b) derivative instruments and hedging activities in 2001, and (c) the recognition of interest income and impairment on purchased retained beneficial interests in securitized financial assets in 2001) which are included in this prospectus and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is City Place, 33rd Floor, 185 Asylum Street, Hartford, Connecticut 06103-3402.

NON-PARTICIPATING

    The Contract is non-participating and we pay no dividends.

PRINCIPAL UNDERWRITER

    Hartford Securities Distribution Company, Inc. ("HSD") serves as Principal Underwriter for the securities issued with respect to the Separate Account. HSD is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a Broker-Dealer and is a member of the National Association of Securities Dealers, Inc. HSD is an affiliate of ours. Both HSD and Hartford are ultimately controlled by The Hartford Financial Services Group, Inc. The principal business address of HSD is the same as ours.

    Hartford currently pays HSD underwriting commissions for its role as Principal Underwriter of all variable contracts associated with this Separate Account. For 2002, the aggregate dollar amount of underwriting commissions paid to HSD in its role as Principal Underwriter was $0. There were no underwriting commissions paid to HSD in its role as Principal Underwriter prior to that time.

                        PERFORMANCE RELATED INFORMATION

    The Separate Account may advertise certain performance-related information concerning the Sub-Accounts. Performance information about a Sub-Account is based on the Sub-Account's past performance only and is no indication of future performance.

TOTAL RETURN FOR ALL SUB-ACCOUNTS

    When a Sub-Account advertises its standardized total return, it will usually be calculated from the date of the inception of the Sub-Account for one, five and ten year periods or some other relevant periods if the Sub-Account has not been in existence for at least ten years. Total return is measured by comparing the value of an investment in the Sub-Account at the beginning of the relevant period to the value of the investment at the end of the period. To calculate standardized total return, Hartford uses a hypothetical initial premium payment of $1,000.00 and deducts for the Program and Administrative Charge, the highest possible Contingent Deferred Sales Charge, any applicable administrative charge and the Annual Maintenance Fee.

    The formula Hartford uses to calculate standardized total return is P(1+T)TO THE POWER OF n = ERV. In this calculation, "P" represents a hypothetical initial premium payment of $1,000.00, "T" represents the average annual total return, "n" represents the number of years and "ERV" represents the redeemable value at the end of the period.

    In addition to the standardized total return, the Sub-Account may advertise a non-standardized total return. These figures will usually be calculated from the date of inception of the underlying fund for one, five and ten year periods or other relevant periods. Non-standardized total return is measured in the same manner as the standardized total return described above, except that the Contingent Deferred Sales Charge and the Annual Maintenance Fee are not deducted. Therefore, non-standardized total return for a Sub-Account is higher than standardized total return for a Sub-Account.

YIELD FOR SUB-ACCOUNTS

    If applicable, the Sub-Accounts may advertise yield in addition to total return. At any time in the future, yields may be higher or lower than past yields and past performance is no indication of future performance.

    The standardized yield will be computed for periods beginning with the inception of the Sub-Account in the following manner. The net investment income per Accumulation Unit earned during a one-month period is divided by the Accumulation Unit Value on the last day of the period. This figure reflects deductions for the Program and Administrative Charge and the Annual Maintenance Fee.

    The formula Hartford uses to calculate yield is YIELD = 2[(a-b/cd +1) TO THE POWER OF 6 -1]. In this calculation, "a" represents the net investment income earned during the period by the underlying fund, "b" represents the expenses accrued for the period, "c" represents the average daily number of Accumulation Units outstanding during the period and "d" represents the maximum offering price per Accumulation Unit on the last day of the period.

MONEY MARKET SUB-ACCOUNTS

    A money market fund Sub-Account may advertise yield and effective yield. Yield and effective yield figures reflect the deductions for the Contract, which include the Program and Administrative Charge, any applicable administrative charge and the Annual Maintenance Fee. At any time in the future, current and effective yields may be higher or lower than past yields and past performance is no indication of future performance.

    Current yield of a money market fund Sub-Account is calculated for a seven-day period or the "base period" without taking into consideration any realized or unrealized gains or losses on shares of the underlying fund. The first step in determining yield is to compute the base period return. Hartford takes a hypothetical account with a balance of one Accumulation Unit of the Sub-Account and calculates the net change in its value from the beginning of the base period to the end of the base period. Hartford then subtracts an amount equal to the total deductions for the Contract and then divides that number by the value of the account at the beginning of the base period. The result is hte base period return or "BPR". Once the base period return is calculated, Hartford then multiplies it by 365/7 to compute the current yield. Current yield is calculated to the nearest hundredth of one percent.

    The formula for this calculation is YIELD = BPR X (365/7), where BPR = (A-B)/C. "A" is equal to the net change in value of a hypothetical account with a balance of one Accumulation Unit of the Sub-Account from the beginning of the base period to the end of the base period. "B" is equal to the amount that Hartford deducts for the program and administrative charge, any applicable administrative charge and the Annual Maintenance Fee. "C" represents the value of the Sub-Account at the beginning of the base period.

    Effective yield is also calculated using the base period return. The effective yield is calculated by adding 1 to the base period return and raising that result to a power equal to 365 divided by 7 and subtracting 1 from the result. The calculation Hartford uses is:

    EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) TO THE POWER OF 365/7] - 1.

ADDITIONAL MATERIALS

    We may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, dollar cost averaging and asset allocation), the advantages and disadvantages of investing in tax-deferred and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Contracts and the characteristics of and market for any alternatives.

PERFORMANCE COMPARISONS

    Each Sub-Account may from time to time include in advertisements the ranking of its performance figures compared with performance figures of other annuity contract's sub-accounts with the same investment objectives which are created by Lipper Analytical Services, Morningstar, Inc. or other recognized ranking services.

    Hartford may also compare the performance of the Sub-Accounts against certain widely acknowledged outside standards or indices for stock and bond market performance, such as:

    - The Standard & Poor's 500 Composite Stock Price Index (the "S&P 500") is a stock market index that includes common stocks of 500 companies from several industrial sectors representing a significant portion of the market value of all stocks publicly traded in the United States, most of which are traded on the New York Stock Exchange. Stocks in the S&P 500 are weighted according to their market capitalization (the number of shares outstanding multiplied by the stock's current price).

    - The Nasdaq Composite Index measures all Nasdaq domestic and non-U.S. based common stocks listed on The Nasdaq Stock Market. The Index is market-value weighted. This means that each company's security affects the Index in proportion to its market value. The market value, the last sale price multiplied by total shares outstanding, is calculated throughout the trading day, and is related to the total value of the Index. The Nasdaq Composite includes over 5,000 companies. On February 5, 1971, the Nasdaq Composite Index began with a base of 100.00.

    - The Morgan Stanley Capital International Eafe Index (the "EAFE Index") of major markets in Europe, Australia and the Far East is a benchmark of international stock performance. The EAFE Index is "capitalization weighted," which means that a company whose securities have a high market value will contribute proportionately more to the EAFE Index's performance results than a company whose securities have a lower market value.

    - The Lehman Brothers High Yield Corporate Index is a broad-based market-value-weighted index that tracks the total return performance of non-investment grade, fixed-rate, publicly placed, dollar denominated and nonconvertible debt registered with the SEC.

    - The Lehman Brothers Government/Corporate Bond Index is a broad based unmanaged, market-value-weighted index of all debt obligations of the U.S. Treasury and U.S. Government agencies (excluding mortgage-backed securities) and all publicly-issued fixed-rate, nonconvertible, investment grade domestic corporate debt.

                          INDEPENDENT AUDITORS' REPORT
                     -------------------------------------

To the Board of Directors and Stockholder of Hartford Life Insurance Company
Hartford, Connecticut

We have audited the accompanying consolidated balance sheets of Hartford Life Insurance Company and its subsidiaries (collectively, "the Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hartford Life Insurance Company and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 of the consolidated financial statements, the Company changed its method of accounting for goodwill and indefinite-lived intangible assets in 2002. In addition, the Company changed its method of accounting for derivative instruments and hedging activities and its method of accounting for the recognition of interest income and impairment on purchased and retained beneficial interests in securitized financial assets in 2001.

Deloitte & Touche LLP
Hartford, Connecticut
February 25, 2004

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                                                            FOR THE YEARS ENDED
                                                                DECEMBER 31,
                                                          ------------------------
                                                           2003     2002     2001
                                                          ------------------------
                                                               (In millions)
 REVENUES
   Fee income                                             $2,169   $2,079   $2,157
   Earned premiums and other                                 934      574      927
   Net investment income                                   1,764    1,572    1,491
   Net realized capital gains (losses)                         1     (276)     (87)
                                                          ------------------------
                                     TOTAL REVENUES        4,868    3,949    4,488
                                                          ------------------------
 BENEFITS, CLAIMS AND EXPENSES
   Benefits, claims and claim adjustment expenses          2,726    2,275    2,536
   Insurance expenses and other                              625      650      621
   Amortization of deferred policy acquisition
    costs and present value of future profits                660      531      566
   Dividends to policyholders                                 63       65       69
                                                          ------------------------
                TOTAL BENEFITS, CLAIMS AND EXPENSES        4,074    3,521    3,792
                                                          ------------------------
   Income before income tax expense and cumulative
    effect of accounting changes                             794      428      696
   Income tax expense                                        168        2       44
   Income before cumulative effect of accounting
    changes                                                  626      426      652
   Cumulative effect of accounting changes, net of
    tax                                                       --       --       (6)
                                                          ------------------------
                                         NET INCOME       $  626   $  426   $  646
                                                          ------------------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                         AS OF DECEMBER 31,
                                                      -------------------------
                                                         2003          2002
                                                      -------------------------
                                                      (In millions, except for
                                                             share data)
 ASSETS
   Investments
   Fixed maturities, available for sale, at fair
    value (amortized cost of $28,511 and $23,675)      $ 30,085      $ 24,786
   Equity securities, available for sale, at fair
    value (cost of $78 and $137)                             85           120
   Policy loans, at outstanding balance                   2,470         2,895
   Other investments                                        639           918
                                                      -------------------------
                                  TOTAL INVESTMENTS      33,279        28,719
                                                      -------------------------
   Cash                                                      96            79
   Premiums receivable and agents' balances                  17            15
   Reinsurance recoverables                               1,297         1,477
   Deferred policy acquisition costs and present
    value of future profits                               6,088         5,479
   Deferred income taxes                                   (486)         (243)
   Goodwill                                                 186           186
   Other assets                                           1,238         1,073
   Separate account assets                              130,225       105,316
                                                      -------------------------
                                       TOTAL ASSETS    $171,940      $142,101
                                                      -------------------------
 LIABILITIES
   Reserve for future policy benefits                  $  6,518      $  5,724
   Other policyholder funds                              25,263        23,037
   Other liabilities                                      3,330         2,207
   Separate account liabilities                         130,225       105,316
                                                      -------------------------
                                  TOTAL LIABILITIES     165,336       136,284
                                                      -------------------------
 COMMITMENTS AND CONTINGENT LIABILITIES, NOTE 12
 STOCKHOLDER'S EQUITY
   Common stock -- 1,000 shares authorized, issued
    and outstanding, par value $5,690                         6             6
   Capital surplus                                        2,240         2,041
   Accumulated other comprehensive income
     Net unrealized capital gains on securities,
      net of tax                                            711           574
     Foreign currency translation adjustments                (1)           (1)
                                                      -------------------------
       TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME         710           573
                                                      -------------------------
   Retained earnings                                      3,648         3,197
                                                      -------------------------
                         TOTAL STOCKHOLDER'S EQUITY       6,604         5,817
                                                      -------------------------
         TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY    $171,940      $142,101
                                                      -------------------------

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                        Accumulated Other
                                                                   Comprehensive Income (Loss)
                                                            ------------------------------------------
                                                                 Net         Net (Loss)
                                                             Unrealized       Gain on
                                                            Capital Gains    Cash Flow       Foreign
                                                             (Losses) on      Hedging       Currency                    Total
                                         Common   Capital    Securities,    Instruments,   Translation   Retained   Stockholder's
                                         Stock    Surplus    Net of Tax      Net of Tax    Adjustments   Earnings      Equity
                                         ----------------------------------------------------------------------------------------
                                                                              (In millions)
 2003
 Balance, December 31, 2002                $6     $2,041         $463            $111          $(1)       $3,197       $5,817
 Comprehensive income
   Net income                                                                                                626          626
 Other comprehensive income,
  net of tax (1)
   Net change in unrealized
    capital gains (losses) on
    securities (3)                                                265                                                     265
   Net loss on cash flow
    hedging instruments                                                          (128)                                   (128)
   Cumulative translation
    adjustments                                                                                                            --
 Total other comprehensive
  income                                                                                                                  137
   Total comprehensive income                                                                                             763
 Capital contribution from
  parent                                             199                                                                  199
 Dividends declared                                                                                         (175)        (175)
                                         ----------------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 2003            $6     $2,240         $728            $(17)         $(1)       $3,648       $6,604
                                         ----------------------------------------------------------------------------------------
 2002
 Balance, December 31, 2001                $6     $1,806         $114            $ 63          $(2)       $2,771       $4,758
 Comprehensive income
   Net income                                                                                                426          426
 Other comprehensive income,
  net of tax (1)
   Net change in unrealized
    capital gains (losses) on
    securities (3)                                                349                                                     349
   Net gain on cash flow
    hedging instruments                                                            48                                      48
   Cumulative translation
    adjustments                                                                                  1                          1
 Total other comprehensive
  income                                                                                                                  398
   Total comprehensive income                                                                                             824
 Capital contribution from
  parent                                             235                                                                  235
                                         ----------------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 2002            $6     $2,041         $463            $111          $(1)       $3,197       $5,817
                                         ----------------------------------------------------------------------------------------
 2001
 Balance, December 31, 2000                $6     $1,045         $ 16            $ --          $--        $2,125       $3,192
 Comprehensive income
   Net income                                                                                                646          646
 Other comprehensive income,
  net of tax (1)
   Cumulative effect of
    accounting change (2)                                         (18)             21                                       3
   Net change in unrealized
    capital gains (losses) on
    securities (3)                                                116                                                     116
   Net gain on cash flow
    hedging instruments                                                            42                                      42
   Cumulative translation
    adjustments                                                                                 (2)                        (2)
 Total other comprehensive
  income                                                                                                                  159
   Total comprehensive income                                                                                             805
 Capital contribution from
  parent                                             761                                                                  761
                                         ----------------------------------------------------------------------------------------
     BALANCE, DECEMBER 31, 2001            $6     $1,806         $114            $ 63          $(2)       $2,771       $4,758
                                         ----------------------------------------------------------------------------------------

(1) Net change in unrealized capital gain (losses) on securities is reflected net of tax and other items of $143, $188 and $62 for the years ended December 31, 2003, 2002 and 2001, respectively. Cumulative effect of accounting change is net of tax benefit of $2 for the year ended
    December 31, 2001. Net (loss) gain on cash flow hedging instruments is net of tax (benefit) provision of $(69) and $26 for the years ended
    December 31, 2003 and 2002, respectively. There is no tax effect on cumulative translation adjustments.

(2) Net change in unrealized capital gain (losses), net of tax, includes cumulative effect of accounting change of $(3) to net income and $21 to net gain on cash flow hedging instruments.

(3) There were no reclassification adjustments for after-tax losses realized in net income for the year ended December 31, 2003. There were reclassification adjustments for after-tax losses realized in net income of $(170) and $(40) for the years ended December 31, 2002 and 2001, respectively.

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          FOR THE YEARS ENDED
                                                             DECEMBER 31,
                                                      ---------------------------
                                                       2003      2002      2001
                                                      ---------------------------
                                                             (In millions)
 OPERATING ACTIVITIES
   Net income                                         $   626   $   426   $   646
   Adjustments to reconcile net income to net cash
    provided by operating activities
   Net realized capital (gains) losses                     (1)      276        87
   Cumulative effect of accounting changes, net of
    tax                                                    --        --         6
   Amortization of deferred policy acquisition
    costs and present value of future profits             660       531       566
   Additions to deferred policy acquisition costs
    and present value of future profits                (1,319)     (987)     (975)
   Depreciation and amortization                          117        19       (18)
   (Increase) decrease in premiums receivable and
    agents' balances                                       (2)       (5)        5
   Increase (decrease) in other liabilities               299       (61)      (84)
   Change in receivables, payables, and accruals          227         2       (72)
   (Decrease) increase in accrued tax                     (67)       76       115
   Decrease in deferred income tax                         65        23         7
   Increase in future policy benefits                     794       560       837
   (Increase) decrease in reinsurance recoverables         (1)     (127)       21
   Increase in other assets                              (177)     (122)      (74)
                                                      ---------------------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES     1,221       611     1,067
                                                      ---------------------------
 INVESTING ACTIVITIES
   Purchases of investments                           (13,628)  (12,470)   (9,766)
   Sales of investments                                 6,676     5,781     4,568
   Maturity and principal paydowns of fixed
    maturity investments                                3,233     2,266     2,227
   Purchase of business/affiliate, net of cash
    acquired                                               --        --      (683)
   Other                                                   85        --        --
                                                      ---------------------------
             NET CASH USED FOR INVESTING ACTIVITIES    (3,634)   (4,423)   (3,654)
                                                      ---------------------------
 FINANCING ACTIVITIES
   Capital contributions                                  199       235       761
   Dividends paid                                        (175)       --        --
   Net receipts from investment and universal
    life-type contracts charged against
    policyholder accounts                               2,406     3,567     1,859
                                                      ---------------------------
          NET CASH PROVIDED BY FINANCING ACTIVITIES     2,430     3,802     2,620
                                                      ---------------------------
   Net increase (decrease) in cash                         17       (10)       33
   Impact of foreign exchange                              --         2        (2)
   Cash -- beginning of year                               79        87        56
                                                      ---------------------------
   Cash -- end of year                                $    96   $    79   $    87
                                                      ---------------------------
 Supplemental Disclosure of Cash Flow Information:
   Net Cash Paid (Received) During the Year for:
   Income taxes                                       $    35   $    (2)  $   (69)

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

HARTFORD LIFE INSURANCE COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN MILLIONS, UNLESS OTHERWISE STATED)

 -----------------------------------------------------------------------------

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

These Consolidated Financial Statements include Hartford Life Insurance Company and its wholly-owned subsidiaries ("Hartford Life Insurance Company" or the "Company"), Hartford Life and Annuity Insurance Company ("HLAI"), Hartford International Life Reassurance Corporation ("HLRe") and Servus Life Insurance Company, formerly Royal Life Insurance Company of America. The Company is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company ("HLA"), a wholly-owned subsidiary of Hartford Life, Inc. ("Hartford Life"). Hartford Life is a direct subsidiary of Hartford Holdings, Inc., a direct subsidiary of The Hartford Financial Services Group, Inc. ("The Hartford"), the Company's ultimate parent company.

Along with its parent, HLA, the Company is a leading financial services and insurance group which provides (a) investment products, such as individual variable annuities and fixed market value adjusted annuities and retirement plan services for savings and retirement needs; (b) individual life insurance for income protection and estate planning; (c) group benefits products such as group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA, and (d) corporate owned life insurance.

2. BASIS OF PRESENTATION AND ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States, which differ materially from the accounting prescribed by various insurance regulatory authorities. All material intercompany transactions and balances between Hartford Life Insurance Company and its subsidiaries and affiliates have been eliminated.

USE OF ESTIMATES

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates include those used in determining reserves, deferred policy acquisition costs, valuation of investments and derivative instruments, income taxes and contingencies.

RECLASSIFICATIONS

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective December 31, 2003, the Company adopted the disclosure requirements of Emerging Issues Task Force ("EITF") Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". Under the consensus, disclosures are required for unrealized losses on fixed maturity and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investment in Debt and Equity Securities," and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," that are classified as either available-for-sale or held-to-maturity. The disclosure requirements include quantitative information regarding the aggregate amount of unrealized losses and the associated fair value of the investments in an unrealized loss position, segregated into time periods for which the investments have been in an unrealized loss position. The consensus also requires certain qualitative disclosures about the unrealized holdings in order to provide additional information that the Company considered in concluding that the unrealized losses were not other-than-temporary. For further discussion, see disclosures in Note 3.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Generally, SFAS No. 150 requires liability classification for two broad classes of financial instruments:
(a) instruments that represent, or are indexed to, an obligation to buy back the issuer's shares regardless of whether the instrument is settled on a net-cash or gross physical basis and (b) obligations that (i) can be settled in shares but derive their value predominately from another underlying instrument or index (e.g., security prices, interest rates, and currency rates), (ii) have a fixed value, or (iii) have a value inversely related to the issuer's shares. Mandatorily redeemable equity and written options requiring the issuer to buy back shares are examples of financial instruments that should be reported as liabilities under this new guidance.

SFAS No. 150 specifies accounting only for certain freestanding financial instruments and does not affect whether an embedded derivative must be bifurcated and accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 150 is effective for instruments entered into or modified after May 31, 2003 and for all other instruments beginning with the first interim reporting period beginning after June 15, 2003. Adoption of this Statement did not have a material impact on the Company's consolidated financial condition or results of operations.

In April 2003, the FASB issued guidance in Statement 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor of Those Instruments", ("DIG B36") that addresses the instances in which bifurcation of an instrument into a debt host contract and an embedded derivative is required. The effective date of DIG B36 was October 1, 2003. DIG B36 indicates that bifurcation is necessary in a modified coinsurance arrangement when the yield on the receivable and payable is based on a specified proportion of the ceding company's return on either its general account assets or a specified block of those assets, rather than the overall creditworthiness of the ceding company. The Company has evaluated its modified coinsurance and funds withheld agreements and believes all but one are not impacted by the provisions of DIG B36. The one modified coinsurance agreement that requires the separate recording of an embedded derivative contains two total return swap embedded derivatives that virtually offset each other. Due to the offsetting nature of these total return swaps, the net value of the embedded derivatives in the modified coinsurance agreement had no material effect on the consolidated financial statements upon adoption of DIG B36 on October 1, 2003 and at December 31, 2003.

DIG B36 is also applicable to corporate issued debt securities that incorporate credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor. The adoption of DIG B36, as it relates to corporate issued debt securities, did not have a material effect on the Company's consolidated financial condition or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to SFAS No. 133, in connection with other FASB projects dealing with financial instruments. SFAS No. 149 also clarifies under what circumstances a contract with an initial net investment and purchases and sales of when-issued securities that do not yet exist meet the characteristic of a derivative as discussed in SFAS No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of this statement should be applied prospectively, except as stated below.

The provisions of SFAS No. 149 that relate to SFAS No. 133 DIG issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, the guidance in SFAS No. 149 related to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company's financial condition or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46"), which requires an enterprise to assess whether consolidation of an entity is appropriate based upon its interests in a variable interest entity ("VIE"). A VIE is an entity in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIEs expected losses if they occur, receive a majority of the entity's expected residual returns if they occur or both. FIN 46 was effective immediately for new VIEs established or purchased subsequent to January 31, 2003. For VIEs established or purchased subsequent to January 31, 2003, the adoption of FIN 46 did not have a material impact on the Company's consolidated financial condition or results of operations as there were no material VIEs identified which required consolidation.

In December 2003, the FASB issued a revised version of FIN 46 ("FIN 46R"), which incorporates a number of modifications and changes made to the original version. FIN 46R replaces the previously issued FIN 46 and, subject to certain special provisions, is effective no later than the first reporting period that ends after December 15, 2003 for entities considered to be special-purpose entities and no later than the end of the first reporting period that ends after March 15, 2004 for all other VIEs. Early adoption is permitted. The Company adopted FIN 46R in the fourth quarter of 2003. The adoption of FIN 46R did not result in the consolidation of any material VIEs.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45" or "the Interpretation"). FIN 45 requires certain guarantees to be recorded at fair value and also requires a guarantor to make new disclosures, even when the likelihood of making payments under the guarantee is remote. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying instrument or indices (e.g., security prices, interest rates, or currency rates) that are related to an asset, liability or an equity security of the guaranteed party. The recognition provisions of FIN 45 are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. Adoption of this statement did not have a material impact on the Company's consolidated financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Action (including Certain Costs Incurred in a Restructuring)" ("Issue 94-3"). The principal difference between SFAS No. 146 and Issue 94-3 is that SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities after December 31, 2002. Adoption of SFAS No. 146 will result in a change in the timing of when a liability is recognized if the Company has restructuring activities after December 31, 2002. Adoption of this statement did not have a material impact on the Company's consolidated financial condition or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements
No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Under historical guidance, all gains and losses resulting from the extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS
No. 145 rescinds that guidance and requires that gains and losses from extinguishments of debt be classified as extraordinary items only if they are both unusual and infrequent in occurrence. SFAS No. 145 also amends SFAS
No. 13, "Accounting for Leases" for the required accounting treatment of certain lease modifications that have economic effects similar to sale-leaseback transactions. SFAS No. 145 requires that those lease modifications be accounted for in the same manner as sale-leaseback transactions. The provisions of SFAS No. 145 related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. Adoption of the provisions of SFAS No. 145 related to SFAS No. 13 did not have a material impact on the Company's consolidated financial condition or results of operations.

Effective September 2001, the Company adopted EITF Issue No. 01-10, "Accounting for the Impact of the Terrorist Attacks of September 11, 2001". Under the consensus, costs related to the terrorist act should be reported as part of income from continuing operations and not as an extraordinary item. The Company has recognized and classified all direct and indirect costs associated with the attack of September 11 in accordance with the consensus. (For discussion of the impact of the September 11 terrorist attack ("September 11"), see Note 17.)

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 establishes an accounting model for long-lived assets to be disposed of by sale that applies to all long-lived assets, including discontinued operations. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS
No. 141 eliminates the pooling-of-interests method of accounting for business combinations, requiring all business combinations to be accounted for under the purchase method. Accordingly, net assets acquired are recorded at fair value with any excess of cost over net assets assigned to goodwill. SFAS No. 141 also requires that certain intangible assets acquired in a business combination be recognized apart from goodwill. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. Adoption of SFAS No. 141 did not have a material impact on the Company's consolidated financial condition or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, amortization of goodwill is precluded, however, its recoverability must be periodically (at least annually) reviewed and tested for impairment. Goodwill must be tested at the reporting unit level for impairment in the year of adoption, including an initial test performed within six months of adoption. If the initial test indicates a potential impairment, then a more detailed analysis to determine the extent of impairment must be completed within twelve months of adoption.

During the second quarter of 2002, the Company completed the review and analysis of its goodwill asset in accordance with the provisions of SFAS No. 142. The result of the analysis indicated that each reporting unit's fair value exceeded its carrying amount, including goodwill. As a result, goodwill for each reporting unit was not considered impaired. SFAS No. 142 also requires that useful lives for intangibles other than goodwill be reassessed and remaining amortization periods be adjusted accordingly. (For further discussion of the impact of SFAS No. 142, see Note 6.)

Effective April 1, 2001, the Company adopted EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in

Securitized Financial Assets". Under the consensus, investors in certain securities with contractual cash flows, primarily asset-backed securities, are required to periodically update their best estimate of cash flows over the life of the security. If the fair value of the securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, an other than temporary impairment charge is recognized. The estimated cash flows are also used to evaluate whether there have been any changes in the securitized asset's estimated yield. All yield adjustments are accounted for on a prospective basis. Upon adoption of EITF Issue No. 99-20, the Company recorded a $3 charge as the net of tax cumulative effect of the accounting change.

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS Nos. 137 and
138. The standard requires, among other things, that all derivatives be carried on the balance sheet at fair value. The standard also specifies accounting criteria under which a derivative can qualify for hedge accounting. In order to receive hedge accounting, the derivative instrument must qualify as a hedge of either the fair value or the variability of the cash flow of a qualified asset or liability, or forecasted transaction. Hedge accounting for qualifying hedges provides for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. The Company's policy prior to adopting SFAS No. 133 was to carry its derivative instruments on the balance sheet in a manner similar to the hedged item(s).

Upon adoption of SFAS No. 133, the Company recorded a $3 charge as the net of tax cumulative effect of the accounting change. This transition adjustment was primarily comprised of gains and losses on derivatives that had been previously deferred and not adjusted to the carrying amount of the hedged item. Also included in the transition adjustment were gains and losses related to recognizing at fair value all derivatives that are designated as fair-value hedging instruments offset by the difference between the book values and fair values of related hedged items attributable to the hedged risks. The entire transition amount was previously recorded in Accumulated Other Comprehensive Income ("AOCI") -- Unrealized Gain/Loss on Securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Gains and losses on derivatives that were previously deferred as adjustments to the carrying amount of hedged items were not affected by the implementation of SFAS No. 133. Upon adoption, the Company also reclassified $21, net of tax, to AOCI -- Gain on Cash-Flow Hedging Instruments from AOCI -- Unrealized Gain/Loss on Securities. This reclassification reflects the January 1, 2001 net unrealized gain for all derivatives that were designated as cash-flow hedging instruments. (For further discussion of the Company's derivative-related accounting policies, see Note 2.)

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued Statement of
Position 03-3, "Accounting for Certain Loans or Debt Securities", (SOP 03-3). SOP 03-3 addresses the accounting for differences between contractual and expected cash flows to be collected from an investment in loans or fixed maturity securities (collectively hereafter referred to as "loan(s)") acquired in a transfer if those differences are attributable, at least in part, to credit quality. SOP 03-3 limits the yield that may be accreted to the excess of the estimated undiscounted expected principal, interest and other cash flows over the initial investment in the loan. SOP 03-3 also requires that the excess of contractual cash flows over cash flows expected to be collected not be recognized as an adjustment of yield, loss accrual or valuation allowance. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. For loans acquired in fiscal years beginning on or before December 15, 2004 and within the scope of Practice Bulletin 6 "Amortization of Discount on Certain Acquired Loans", SOP 03-3, as it pertains to decreases in cash flows expected to be collected, should be applied prospectively for fiscal years beginning after December 15, 2004. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial condition or results of operations.

In July 2003, AcSEC issued a final Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "SOP"). The SOP addresses a wide variety of topics, some of which have a significant impact on the Company. The major provisions of the SOP require:

- Recognizing expenses for a variety of contracts and contract features, including guaranteed minimum death benefits ("GMDB"), certain death benefits on universal-life type contracts and annuitization options, on an accrual basis versus the previous method of recognition upon payment;

- Reporting and measuring assets and liabilities of certain separate account products as general account assets and liabilities when specified criteria are not met;

- Reporting and measuring the Company's interest in its separate accounts as general account assets based on the insurer's proportionate beneficial interest in the separate account's underlying assets; and

- Capitalizing sales inducements that meet specified criteria and amortizing such amounts over the life of the contracts using the same methodology as used for amortizing deferred acquisition costs ("DAC").

The SOP is effective for financial statements for fiscal years beginning after December 15, 2003. At the date of initial application, January 1, 2004, the estimated cumulative effect of the adoption of the SOP on net income and other comprehensive income was comprised of the following individual impacts:

                                                                                          Other
                                                                                      Comprehensive
                                                                     Net Income          Income
                                                                     ------------------------------
CUMULATIVE EFFECT OF ADOPTION
Establishing GMDB reserves for annuity contracts                        $(50)*            $ --
Reclassifying certain separate accounts to general accounts               30               294
Other                                                                     (1)               (2)
                                                                     ------------------------------
                         TOTAL CUMULATIVE EFFECT OF ADOPTION            $(21)             $292
                                                                     ------------------------------

    * As of September 30, 2003, the Company estimated the cumulative effect of adopting this provision of the SOP to be between $25 and $35, net of amortization of DAC and taxes. During the fourth quarter, industry and the largest public accounting firms reached general consensus on how to record the reinsurance recovery asset related to GMDB's. This refinement resulted in the increase to the cumulative effect adjustment as of January 1, 2004.

DEATH BENEFITS AND OTHER INSURANCE BENEFIT FEATURES

The Company sells variable annuity contracts that offer various guaranteed death benefits. For certain guaranteed death benefits, the Company pays the greater of
(1) the account value at death; (2) the sum of all premium payments less prior withdrawals; or (3) the maximum anniversary value of the contract, plus any premium payments since the contract anniversary, minus any withdrawals following the contract anniversary. The Company currently reinsures a significant portion of these death benefit guarantees associated with its in-force block of business. As of January 1, 2004, the Company has recorded a liability for GMDB and other benefits sold with variable annuity products of $191 and a related reinsurance recoverable asset of $108. The determination of the GMDB liability and related reinsurance recoverable is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred acquisition costs.

Through December 31, 2003, the Company had not recorded a liability for the risks associated with GMDB offered on the Company's variable annuity business, but had consistently recorded the related expenses in the period the benefits were paid to contractholders. Net of reinsurance, the Company paid $51 and $49 for the years ended December 31, 2003 and 2002, respectively, in GMDB benefits to contractholders.

At December 31, 2003, the Company held $86.5 billion of variable annuities that contained guaranteed minimum death benefits. The Company's total gross exposure (i.e. before reinsurance), or net amount at risk (the amount by which current account values in the variable annuity contracts are not sufficient to meet its GMDB commitments), related to these guaranteed death benefits as of December 31, 2003 was $11.4 billion. Due to the fact that 81% of this amount was reinsured, the Company's net exposure was $2.2 billion. However, the Company will only incur these guaranteed death benefit payments in the future if the policyholder has an in-the-money guaranteed death benefit at their time of death.

The Individual Life segment sells universal life-type contracts with certain secondary guarantees, such as a guarantee that the policy will not lapse, even if the account value is reduced to zero, as long as the policyholder makes scheduled premium payments. The assumptions used in the determination of the secondary guarantee liability are consistent with those used in determining estimated gross profits for purposes of amortizing deferred policy acquisition costs. Based on current estimates, the Company expects the cumulative effect on net income upon recording this liability to be not material. The establishment of the required liability will change the earnings pattern of these products, lowering earnings in the early years of the contract and increasing earnings in the later years. Currently there is diversity in industry practice and inconsistent guidance surrounding the application of the SOP to universal life-type contracts. The Company believes consensus or further guidance surrounding the methodology for determining reserves for secondary guarantees will develop in the future. This may result in an adjustment to the cumulative effect of adopting the SOP and could impact future earnings.

SEPARATE ACCOUNT PRESENTATION

The Company has recorded certain MVA fixed annuity products and modified guarantee life insurance (primarily the Company's Compound Rate Contract ("CRC") and associated assets) as separate account assets and liabilities through December 31, 2003. Notwithstanding the market value adjustment feature in this product, all of the investment performance of the separate account assets is not being passed to the contractholder, and it therefore, does not meet the conditions for separate account reporting under the SOP. On January 1, 2004, market value reserves included in separate account liabilities for CRC, of $10.8 billion, were revalued at current account value in the general account to $10.1 billion. The related separate account assets of $11.0 billion were also reclassified to the general account. Fixed maturities and equity securities were reclassified to the general account, as available for sale securities, and will continue to be recorded at fair value, however, subsequent changes in fair value, net of amortization of deferred acquisition costs and income taxes, will be recorded in other comprehensive income rather than net income. On January 1, 2004, the Company recorded a cumulative effect adjustment to earnings equal to the revaluation of the liabilities from fair value to account value plus the adjustment to record unrealized gains (losses) on available for sale invested assets, previously recorded as a component of net income, as other comprehensive income. The cumulative adjustments to earnings and other comprehensive income were recorded net of amortization of deferred acquisition costs and income taxes Through December 31, 2003, the Company had recorded CRC assets and liabilities on a market value basis with all changes in value (market value spread) included in current earnings as a component of other revenues. Upon adoption of the SOP, the components of CRC spread on a book value basis will be recorded in interest income and interest credited. Realized gains and losses on investments and market value adjustments on contract surrenders will be recognized as incurred.

Certain other products offered by the Company recorded in separate account assets and liabilities through December 31, 2003, were reclassified to the general account upon adoption of the SOP.

INTERESTS IN SEPARATE ACCOUNTS

As of December 31, 2003, the Company had $24 representing unconsolidated interests in its own separate accounts. These interests were recorded as available for sale equity securities, with changes in fair value recorded through other comprehensive income. On January 1, 2004, the Company reclassified $11 to investment in trading securities, where the Company's proportionate beneficial interest in the separate account was less than 20%. Trading securities are recorded at fair value with changes in fair value recorded to net investment income. In instances where the Company's proportionate beneficial interest was between 20-50%, the Company reclassified $13 of its investment to reflect the Company's proportionate interest in each of the underlying assets of the separate account. The Company has designated its proportionate interest in these equity securities and fixed maturities as available for sale.

SALES INDUCEMENTS

The Company currently offers enhanced or bonus crediting rates to contractholders on certain of its individual and group annuity products. Through December 31, 2003, the expense associated with offering certain of these bonuses was deferred and amortized over the contingent deferred sales charge period. Others were expensed as incurred. Effective January 1, 2004, upon adopting the SOP, the future expense associated with offering a bonus will be deferred and amortized over the life of the related contract in a pattern consistent with the amortization of deferred acquisition costs. Effective January 1, 2004, amortization expense associated with expenses previously deferred will be recorded over the remaining life of the contract rather than over the contingent deferred sales charge period.

STOCK-BASED COMPENSATION

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure an Amendment to FASB No. 123", which provides three optional transition methods for entities that decide to voluntarily adopt the fair value recognition principles of SFAS No. 123, "Accounting for Stock Issued to Employees", and modifies the disclosure requirements of SFAS No. 123. In January 2003, The Hartford adopted the fair value recognition provisions of accounting for employee stock-based compensation and used the prospective transition method. Under the prospective method, stock-based compensation expense is recognized for awards granted or modified after the beginning of the fiscal year in which the change is made. The Hartford expenses all stock-based compensation awards granted after January 1, 2003. The allocated expense to the Company from The Hartford associated with these awards for the year ended December 31, 2003, was immaterial.

All stock-based compensation awards granted or modified prior to January 1, 2003, will continue to be valued using the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation expense is determined on the measurement date, which is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date. The expense, including non-option plans, related to stock-based employee compensation included in the determination of net income for the years ended December 31, 2003, 2002 and 2001 is less than that which would have been recognized if the fair value method had been applied to all awards granted since the effective date of SFAS No. 123.

INVESTMENTS

Hartford Life Insurance Company's investments in both fixed maturities, which include bonds, redeemable preferred stock and commercial paper and equity securities, which include common and non-redeemable preferred stocks, are classified as "available-for-sale" as defined in SFAS No. 115. Accordingly, these securities are carried at fair value with the after-tax difference from amortized cost, as adjusted for the effect of deducting the life and pension policyholders' share of the immediate participation guaranteed contracts and certain life and annuity deferred policy acquisition costs, reflected in stockholder's equity as a component of AOCI. Policy loans are carried at outstanding balance, which approximates fair value. Other investments primarily consist of limited partnership interests, derivatives and mortgage loans. The limited partnerships are accounted for under the equity method and accordingly the partnership earnings are included in net investment income. Derivatives are carried at fair value and mortgage loans on real estate are recorded at the outstanding principal balance adjusted for amortization of premiums or discounts and net of valuation allowances, if any.

VALUATION OF FIXED MATURITIES

The fair value for fixed maturity securities is largely determined by one of three primary pricing methods: independent third party pricing services, independent broker quotations or pricing matrices which use data provided by external sources. With the exception of short-term securities for which amortized cost is predominantly used to approximate fair value, security pricing is applied using a hierarchy or "waterfall" approach whereby prices are first sought from independent pricing services with the remaining unpriced securities submitted to brokers for prices or lastly priced via a pricing matrix.

Prices from independent pricing services are often unavailable for securities that are rarely traded or are traded only in privately negotiated transactions. As a result, a significant percentage of the Company's asset-backed and commercial mortgage-backed securities are priced via broker quotations. A pricing matrix is used to price securities for which the Company is unable to obtain either a price from a third party service or an independent broker quotation. The pricing matrix begins with current treasury rates and uses credit spreads and issuer-specific yield adjustments received from an independent third party source to determine the market price for the security. The credit spreads incorporate the issuer's credit rating as assigned by a nationally recognized rating agency and a risk premium, if warranted, due to the issuer's industry and security's time to maturity. The issuer-specific yield adjustments, which can be positive or negative, are updated twice annually, as of June 30 and December 31, by an independent third-party source and are intended to adjust security prices for issuer-specific factors. The matrix-priced securities at December 31, 2003 and 2002, primarily consisted of non-144A private placements and have an average duration of 4.3 and 4.5, respectively.

The following table identifies the fair value of fixed maturity securities by pricing source as of December 31, 2003 and 2002:

                                                            2003                                    2002
                                            -----------------------------------------------------------------------------
                                                                       Percentage                              Percentage
                                             General Account Fixed      of Total     General Account Fixed      of Total
                                            Maturities at Fair Value   Fair Value   Maturities at Fair Value   Fair Value
                                            -----------------------------------------------------------------------------
Priced via independent market
 quotations                                         $24,668               82.0%             $19,149               77.2%
Priced via broker quotations                          2,037                6.8%               2,819               11.4%
Priced via matrices                                   2,129                7.1%               1,825                7.4%
Priced via other methods                                151                0.5%                 155                0.6%
Short-term investments (1)                            1,100                3.6%                 838                3.4%
                                            -----------------------------------------------------------------------------
                              TOTAL                 $30,085              100.0%             $24,786              100.0%
                                            -----------------------------------------------------------------------------

    (1) Short-term investments are valued at amortized cost, which approximates fair value.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. As such, the estimated fair value of a financial instrument may differ significantly from the amount that could be realized if the security was sold immediately.

OTHER-THAN-TEMPORARY INVESTMENTS

One of the significant estimations inherent in the valuation of investments is the evaluation of other-than-temporary impairments. The evaluation of impairments is a quantitative and qualitative process, which is subject to risks and uncertainties and is intended to determine whether declines in the fair value of investments should be recognized in current period earnings. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates. The Company's accounting policy requires that a decline in the value of a security below its amortized cost basis be assessed to determine if the decline is other-than-temporary. If so, the security is deemed to be other-than-temporarily impaired, and a charge is recorded in net realized capital losses equal to the difference between the fair value and amortized cost basis of the security. The fair value of the other-than-temporarily impaired investment becomes its new cost basis. The Company has a security monitoring process overseen by a committee of investment and accounting professionals that identifies securities that, due to certain characteristics, as described below, are subjected to an enhanced analysis on a quarterly basis.

Securities not subject to EITF Issue No. 99-20, ("non-EITF Issue No. 99-20 securities"), that are depressed by twenty percent or more for six months are presumed to be other-than-temporarily impaired unless the depression is the result of rising interest rates or significant objective verifiable evidence supports that the security price is temporarily depressed and is expected to recover within a reasonable period of time. Non-EITF Issue No. 99-20 securities depressed less than twenty percent or depressed twenty percent or more but for less than six months are also reviewed to determine if an other-than-temporary impairment is present. The primary factors considered in evaluating whether a decline in value for non-EITF Issue

No. 99-20 securities is other-than-temporary include: (a) the length of time and the extent to which the fair value has been less than cost, (b) the financial condition, credit rating and near-term prospects of the issuer, (c) whether the debtor is current on contractually obligated interest and principal payments and
(d) the intent and ability of the Company to retain the investment for a period of time sufficient to allow for recovery.

For certain securitized financial assets with contractual cash flows (including asset-backed securities), EITF Issue No. 99-20 requires the Company to periodically update its best estimate of cash flows over the life of the security. If the fair value of a securitized financial asset is less than its carrying amount and there has been a decrease in the present value of the estimated cash flows since the last revised estimate, considering both timing and amount, then an other-than-temporary impairment charge is recognized. Projections of expected future cash flows may change based upon new information regarding the performance of the underlying collateral.

For securities expected to be sold, an other-than-temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company continues to review the other-than-temporarily impaired securities for additional other-than-temporary impairments

NET REALIZED CAPITAL GAINS AND LOSSES

Net realized capital gains and losses on security transactions associated with the Company's immediate participation guaranteed contracts are recorded and offset by amounts owed to policyholders and were $1 for the years ended December 31, 2003, 2002 and 2001. Under the terms of the contracts, the net realized capital gains and losses will be credited to policyholders in future years as they are entitled to receive them. Net realized capital gains and losses, after deducting the life and pension policyholders' share and related amortization of deferred policy acquisition costs for certain products, are reported as a component of revenues and are determined on a specific identification basis.

NET INVESTMENT INCOME

Interest income from fixed maturities is recognized when earned on a constant effective yield basis. The Company stops recognizing interest income when it does not expect to receive amounts in accordance with the contractual terms of the security. Net investment income on these investments is recognized only when interest payments are received.

DERIVATIVE INSTRUMENTS

OVERVIEW

The Company utilizes a variety of derivative instruments, including swaps, caps, floors, forwards, futures and options through one of four Company-approved objectives: to hedge risk arising from interest rate, price or currency exchange rate volatility; to manage liquidity; to control transaction costs; or to enter into income enhancement and replication transactions. (For a further discussion, see Note 3.)

The Company's derivative transactions are permitted uses of derivatives under the derivatives use plan filed and/or approved, as applicable, by the State of Connecticut and the State of New York insurance departments. The Company does not make a market or trade in these instruments for the express purpose of earning short-term trading profits.

Accounting and Financial Statement Presentation of
Derivative Instruments and Hedging Activities

Effective January 1, 2001, and in accordance with SFAS No. 133, all derivatives are recognized on the balance sheet at their fair value. Fair value is based upon either independent market quotations for exchange traded derivative contracts, independent third party pricing sources or pricing valuation models which utilize independent third party data as inputs. The derivative contracts are reported as assets or liabilities in other investments and other liabilities, respectively, in the Consolidated Balance Sheet, excluding embedded derivatives. Embedded derivatives are recorded in the Consolidated Balance Sheets with the associated host instrument.

On the date the derivative contract is entered into, the Company designates the derivative as (1) a hedge of the fair value of a recognized asset or liability ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash-flow" hedge), (3) a foreign-currency, fair value or cash-flow hedge ("foreign-currency" hedge), (4) a hedge of a net investment in a foreign operation or (5) held for other investment and risk management activities, which primarily involve managing asset or liability related risks which do not qualify for hedge accounting under SFAS No. 133.

FAIR-VALUE HEDGES

Changes in the fair value of a derivative that is designated and qualifies as a fair-value hedge, along with the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings with any differences between the net change in fair value of derivative and the hedged item representing the hedge ineffectiveness. Periodic derivative net coupon settlements are recorded in net investment income.

CASH-FLOW HEDGES

Changes in the fair value of a derivative that is designated and qualifies as a cash-flow hedge are recorded in AOCI and are reclassified into earnings when the variability of the cash flow of the hedged item impacts earnings. Gains and losses on derivative contracts that are reclassified from AOCI to current period earnings are included in the line item in the Consolidated Statements of Operations in which the hedged item is recorded. Any hedge ineffectiveness is recorded immediately in current period earnings.

Periodic derivative net coupon settlements are recorded in net investment income.

FOREIGN-CURRENCY HEDGES

Changes in the fair value of derivatives that are designated and qualify as foreign-currency hedges are recorded in either current period earnings or AOCI, depending on whether the hedged transaction is a fair-value hedge or a cash-flow hedge, respectively. Any hedge ineffectiveness is recorded immediately in current period earnings. Periodic derivative net coupon settlements are recorded in net investment income.
NET INVESTMENT IN A FOREIGN OPERATION HEDGES

Changes in fair value of a derivative used as a hedge of a net investment in a foreign operation, to the extent effective as a hedge, are recorded in the foreign currency translation adjustments account within AOCI. Cumulative changes in fair value recorded in AOCI are reclassified into earnings upon the sale or complete or substantially complete liquidation of the foreign entity. Any hedge ineffectiveness is recorded immediately in current period earnings. Periodic derivative net coupon settlements are recorded in net investment income.

OTHER INVESTMENT AND RISK MANAGEMENT ACTIVITIES

The Company's other investment and risk management activities primarily relate to strategies used to reduce economic risk or enhance income, and do not receive hedge accounting treatment under SFAS No. 133. Changes in the fair value, including periodic net coupon settlements, of derivative instruments held for other investment and risk management purposes are reported in current period earnings as net realized capital gains and losses. During 2003, the Company began recording periodic net coupon settlements in net realized capital gains and losses and reclassified prior period amounts to conform to the current year presentation.

HEDGE DOCUMENTATION AND EFFECTIVENESS TESTING
At hedge inception, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking each hedge transaction. In connection with the implementation of SFAS No. 133, the Company designated anew all existing hedge relationships. The documentation process includes linking all derivatives that are designated as fair-value, cash-flow, foreign-currency or net-investment hedges to specific assets and liabilities on the balance sheet or to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At inception, and on a quarterly basis, the change in value of the hedging instrument and the change in value of the hedged item are measured to assess the validity of maintaining special hedge accounting. Hedging relationships are considered highly effective if the changes in the fair value or discounted cash flows of the hedging instrument are within a ratio of 80-125% of the inverse changes in the fair value or discounted cash flows of the hedged item. Hedge effectiveness is assessed using the quantitative methods, prescribed by SFAS No. 133, as amended, including the "Change in Variable Cash Flows Method," the "Change in Fair Value Method" and the "Hypothetical Derivative Method" depending on the hedge strategy. If it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting in the period in which the derivative became ineffective and prospectively, as discussed below under discontinuance of hedge accounting.

DISCONTINUANCE OF HEDGE ACCOUNTING

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative is dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur; or (3) the derivative expires or is sold, terminated, or exercised. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the derivative continues to be carried at fair value on the balance sheet with changes in its fair value recognized in current period earnings. The changes in the fair value of the hedged asset or liability are no longer recorded in earnings. When hedge accounting is discontinued because the Company becomes aware that it is not probable that the forecasted transaction will occur, the derivative continues to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in AOCI are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued on a cash-flow hedge, including those where the derivative is sold, terminated or exercised, amounts previously deferred in AOCI are amortized into earnings when earnings are impacted by the variability of the cash flow of the hedged item.

EMBEDDED DERIVATIVES

The Company occasionally purchases or issues financial instruments or products that contain a derivative instrument that is embedded in the financial instruments or products. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the Consolidated Balance Sheets, is carried at fair value with changes in fair value reported in net realized capital gains and losses.

CREDIT RISK

The Company's derivatives counterparty exposure policy establishes market-based credit limits, favors long-term financial stability and creditworthiness, and typically requires credit enhancement/credit risk reducing agreements. By using derivative instruments, the Company is exposed to credit risk, which is measured as the amount owed to the Company based on current market conditions and potential payment obligations between the Company and its counterparties. When the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, and, therefore, exposes the Company to credit risk. Credit exposures are generally quantified weekly and netted, and collateral is pledged to and held by, or on behalf of, the Company to the extent the current value of derivatives exceeds exposure policy thresholds. The Company also minimizes the credit risk in derivative instruments by entering into transactions with high quality counterparties that are reviewed periodically by the Company's internal compliance unit, reviewed frequently by senior management and reported to the Company's Finance Committee of the Board of Directors. The Company also maintains a policy of requiring that all derivative contracts be governed by an International Swaps and Derivatives Association Master Agreement which is structured by legal entity and by counterparty and permits the right of offset. In addition, the Company periodically enters into swap agreements in which the Company assumes credit exposure from a single entity, referenced index or asset pool.

PRODUCT DERIVATIVES AND RISK MANAGEMENT

The Company offers certain variable annuity products with a GMWB rider. The GMWB provides the policyholder with a guaranteed remaining balance ("GRB") if the account value is reduced to zero through a combination of market declines and withdrawals. The GRB is generally equal to premiums less withdrawals. However, annual withdrawals that exceed 7% of the premiums paid may reduce the GRB by an amount greater than the withdrawals and may also impact the guaranteed annual withdrawal amount that subsequently applies after the excess annual withdrawals occur. The policyholder also has the option, after a specified time period, to reset the GRB to the then-current account value, if greater. The GMWB represents an embedded derivative in the variable annuity contract that is required to be reported separately from the host variable annuity contract. It is carried at fair value and reported in other policyholder funds. The fair value of the GMWB obligations is calculated based on actuarial assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. Because of the dynamic and complex nature of these cash flows, stochastic techniques under a variety of market return scenarios and other best estimate assumptions are used. Estimating these cash flows involves numerous estimates and subjective judgments including those regarding expected market rates of return, market volatility, correlations of market returns and discount rates. In valuing the embedded derivative, the Company attributes a portion of the fees collected from the policyholder equal to the present value of future GMWB claims (the "Attributed Fees"). All changes in the fair value of the embedded derivative are recorded in net realized capital gains and losses. The excess of fees collected from the policyholder for the GMWB over the Attributed Fees are recorded in fee income.

For all contracts in effect through July 6, 2003, the Company entered into a third party reinsurance arrangement to offset its exposure to the GMWB for the lives of those contracts. This arrangement is recognized as a derivative and carried at fair value in reinsurance recoverables. Changes in the fair value of both the derivative assets and liabilities related to this reinsured GMWB are recorded in net realized capital gains and losses. As of July 6, 2003, the Company exhausted all but a small portion of the reinsurance capacity under this current arrangement, as it relates to new business, and will be ceding only a very small number of new contracts subsequent to July 6, 2003. Substantially all new contracts with the GMWB are covered by a reinsurance arrangement with a related party. See Note 13 "Transactions with Affiliates" for information on this arrangement.

SEPARATE ACCOUNTS

Hartford Life Insurance Company maintains separate account assets and liabilities, which are reported at fair value. Separate account assets are segregated from other investments and investment income and gains and losses accrue directly to the policyholder. Separate accounts reflect two categories of risk assumption: non-guaranteed separate accounts, wherein the policyholder assumes the investment risk, and guaranteed separate accounts, wherein Hartford Life Insurance Company contractually guarantees either a minimum return or account value to the policyholder. The fees earned for administrative and contractholder maintenance services performed for these separate accounts are included in fee income. Beginning January 1, 2004, products previously recorded in guaranteed separate accounts through December 31, 2003, will be recorded in the general account in accordance with the Company's adoption of the SOP. See
Note 2 of Notes to Consolidated Financial Statements for a more complete discussion of the Company's adoption of the SOP.

DEFERRED POLICY ACQUISITION COSTS AND PRESENT VALUE OF FUTURE PROFITS

Policy acquisition costs, which include commissions and certain other expenses that vary with and are primarily associated with acquiring business, are deferred and amortized over the estimated lives of the contracts, usually 20 years. These deferred costs, together with the present value of future profits of acquired business, are recorded as an asset commonly referred to as deferred policy acquisition costs and present value of future profits ("DAC"). At December 31, 2003 and 2002, the carrying value of the Company's DAC was $6.1 billion and $5.5 billion, respectively. For statutory accounting purposes, such costs are expensed as incurred.

DAC related to traditional policies are amortized over the premium-paying period in proportion to the present value of annual expected premium income. DAC related to investment contracts and universal life-type contracts are deferred and amortized using the retrospective deposit method. Under the retrospective deposit method, acquisition costs are amortized in proportion to the present value of estimated gross profits ("EGPs"), arising principally from projected investment, mortality and expense margins and surrender charges. The attributable portion of the DAC amortization is allocated to realized gains and losses on investments. The DAC balance is also adjusted through other comprehensive income by an amount that represents the amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had unrealized gains and losses on investments been realized. Actual gross profits can vary from management's estimates, resulting in increases or decreases in the rate of amortization.

The Company regularly evaluates its EGPs to determine if actual experience or other evidence suggests that earlier estimates should be revised. In the event that the Company were to revise its EGPs, the cumulative DAC amortization would be adjusted to reflect such revised EGPs in the period the revision was determined to be necessary. Several assumptions considered to be significant in the development of EGPs include separate account fund performance, surrender and lapse rates, estimated interest spread and estimated mortality. The separate account fund performance assumption is critical to the development of the EGPs related to the Company's variable annuity and to a lesser extent, variable universal life insurance businesses. The average annual long-term rate of assumed separate account fund performance (before mortality and expense charges) used in estimating gross profits for the variable annuity and variable universal life business was 9% for the years ended December 31, 2003 and 2002. For other products including fixed annuities and other universal life-type contracts, the average assumed investment yield ranged from 5% to 8.5% for both years ended December 31, 2003 and 2002.

The Company has developed sophisticated modeling capabilities to evaluate its DAC asset, which allowed it to run a large number of stochastically determined scenarios of separate account fund performance. These scenarios were then utilized to calculate a statistically significant range of reasonable estimates of EGPs. This range was then compared to the present value of EGPs currently utilized in the DAC amortization model. As of December 31, 2003, the present value of the EGPs utilized in the DAC amortization model fall within a reasonable range of statistically calculated present value of EGPs. As a result, the Company does not believe there is sufficient evidence to suggest that a revision to the EGPs (and therefore, a revision to the DAC) as of December 31, 2003 is necessary; however, if in the future the EGPs utilized in the DAC amortization model were to exceed the margin of the reasonable range of statistically calculated EGPs, a revision could be necessary. Furthermore, the Company has estimated that the present value of the EGPs is likely to remain within a reasonable range if overall separate account returns decline by 15% or less for 2004, and if certain other assumptions that are implicit in the computations of the EGPs are achieved.

Additionally, the Company continues to perform analyses with respect to the potential impact of a revision to future EGPs. If such a revision to EGPs were deemed necessary, the Company would adjust, as appropriate, all of its assumptions for products accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments", and reproject its future EGPs based on current account values at the end of the quarter in which a revision is deemed to be necessary. To illustrate the effects of this process, assume the Company had concluded that a revision of the Company's EGPs was required at December 31, 2003. If the Company assumed a 9% average long-term rate of growth from December 31, 2003 forward along with other appropriate assumption changes in determining the revised EGPs, the Company estimates the cumulative increase to amortization would be approximately $60-$70, after-tax. If instead the Company were to assume a long-term growth rate of 8% in determining the revised EGPs, the adjustment would be approximately $75-$90, after-tax. Assuming that such an adjustment were to have been required, the Company anticipates that there would have been immaterial impacts on its DAC amortization for the 2004 and 2005 years exclusive of the adjustment, and that there would have been positive earnings effects in later years. Any such adjustment would not affect statutory income or surplus, due to the prescribed accounting for such amounts that is discussed above.

Aside from absolute levels and timing of market performance assumptions, additional factors that will influence this determination include the degree of volatility in separate account fund performance and shifts in asset allocation within the separate account made by policyholders. The overall return generated by the separate account is dependent on several factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds as well as equity sector weightings. The Company's overall separate account fund performance has been reasonably correlated to the overall performance of the S&P 500 Index (which closed at 1,112 on December 31, 2003), although no assurance can be provided that this correlation will continue in the future.

The overall recoverability of the DAC asset is dependent on the future profitability of the business. The Company tests the aggregate recoverability of the DAC asset by comparing the amounts deferred to the present value of total EGPs. In addition, the Company routinely stress tests its DAC asset for recoverability against severe declines in its separate account assets, which could occur if the equity markets experienced another significant sell-off, as the majority of policyholders' funds in the separate accounts is invested in the equity market. As of December 31, 2003, the Company believed variable annuity separate account assets could fall by at least 40% before portions of its DAC asset would be unrecoverable.

RESERVE FOR FUTURE POLICY BENEFITS

The Company establishes and carries as liabilities actuarially determined reserves which are calculated to meet the Company's future obligations. Reserves for life insurance and disability contracts are based on actuarially recognized methods using prescribed morbidity and mortality tables in general use in the United States, which are modified to reflect the Company's actual experience when appropriate. These reserves are computed at amounts that, with additions from estimated premiums to be received and with interest on such reserves compounded annually at certain assumed rates, are expected to be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's disability or death. Reserves also include unearned premiums, premium deposits, claims incurred but not reported and claims reported but not yet paid. Reserves for assumed reinsurance are computed in a manner that is comparable to direct insurance reserves.

Liabilities for future policy benefits are computed by the net level premium method using interest assumptions ranging from 3% to 11% and withdrawal and mortality assumptions appropriate at the time the policies were issued. Claim reserves, which are the result of sales of group long-term and short-term disability, stop loss, and Medicare supplement, are stated at amounts determined by estimates on individual cases and estimates of unreported claims based on past experience.

OTHER POLICYHOLDER FUNDS

Other policyholder funds and benefits payable include reserves for investment contracts without life contingencies, corporate owned life insurance and universal life insurance contracts. Of the amounts included in this item, $24.0 billion and $21.6 billion, as of December 31, 2003 and 2002, respectively, represent net policyholder obligations. The liability for policy benefits for universal life-type contracts is equal to the balance that accrues to the benefit of policyholders, including credited interest, amounts that have been assessed to compensate the Company for services to be performed over future periods, and any amounts previously assessed against policyholders that are refundable on termination of the contract.

For investment contracts, policyholder liabilities are equal to the accumulated policy account values, which consist of an accumulation of deposit payments plus credited interest, less withdrawals and amounts assessed through the end of the period.

REVENUE RECOGNITION

For investment and universal life-type contracts, the amounts collected from policyholders are considered deposits and are not included in revenue. Fee income for investment and universal life-type contracts consists of policy charges for policy administration, cost of insurance charges and surrender charges assessed against policyholders' account balances and are recognized in the period in which services are provided. Traditional life and the majority of the Company's accident and health products are long duration contracts, and premiums are recognized as revenue when due from policyholders. Retrospective and contingent commissions and other related expenses are incurred and recorded in the same period that the retrospective premiums are recorded or other contract provisions are met.

FOREIGN CURRENCY TRANSLATION

Foreign currency translation gains and losses are reflected in stockholder's equity as a component of accumulated other comprehensive income. The Company's foreign subsidiaries' balance sheet accounts are translated at the exchange rates in effect at each year end and income statement accounts are translated at the average rates of exchange prevailing during the year. Gains and losses on foreign currency transactions are reflected in earnings. The national currencies of the international operations are their functional currencies.

DIVIDENDS TO POLICYHOLDERS

Policyholder dividends are accrued using an estimate of the amount to be paid based on underlying contractual obligations under policies and applicable state laws.

Participating life insurance in force accounted for 6%, 6% and 8% as of December 31, 2003, 2002 and 2001, respectively, of total life insurance in force. Dividends to policyholders were $63, $65 and $68 for the years ended December 31, 2003, 2002 and 2001, respectively. There were no additional amounts of income allocated to participating policyholders. If limitations exist on the amount of net income from participating life insurance contracts that may be distributed to the stockholder, the policyholders' share of net income on those contracts that cannot be distributed is excluded from stockholder's equity by a charge to operations and a credit to a liability.

REINSURANCE

Written premiums, earned premiums and incurred insurance losses and loss adjustment expense all reflect the net effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to our acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance means other insurance companies have agreed to share certain risks the Company has underwritten. Reinsurance accounting is followed for assumed and ceded transactions when the risk transfer provisions of SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," have been met.

INCOME TAXES

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the future tax consequences of differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

3. INVESTMENTS AND DERIVATIVE INSTRUMENTS

                                                                          For the years ended
                                                                              December 31,
                                                                     ------------------------------
                                                                      2003        2002        2001
                                                                     ------------------------------
COMPONENTS OF NET INVESTMENT INCOME
Fixed maturities income                                              $1,425      $1,235      $1,105
Policy loans income                                                     207         251         304
Other investment income                                                 152         103          95
                                                                     ------------------------------
Gross investment income                                               1,784       1,589       1,504
Less: Investment expenses                                                20          17          13
                                                                     ------------------------------
                                       NET INVESTMENT INCOME         $1,764      $1,572      $1,491
                                                                     ------------------------------
COMPONENTS OF NET REALIZED CAPITAL GAINS (LOSSES)
Fixed maturities                                                     $   (6)     $ (285)     $  (52)
Equity securities                                                        (7)         (4)        (17)
Periodic net coupon settlements on non-qualifying
 derivatives                                                             29          13           4
Other                                                                   (16)         (1)        (23)
Change in liability to policyholders for net realized
 capital gains                                                            1           1           1
                                                                     ------------------------------
                         NET REALIZED CAPITAL GAINS (LOSSES)         $    1      $ (276)     $  (87)
                                                                     ------------------------------
COMPONENTS OF UNREALIZED GAINS (LOSSES) ON EQUITY SECURITIES
Gross unrealized gains                                               $   11      $    2      $    1
Gross unrealized losses                                                  (4)        (19)         (8)
                                                                     ------------------------------
Net unrealized gains (losses)                                             7         (17)         (7)
Deferred income taxes and other items                                     2          (6)         (1)
                                                                     ------------------------------
Net unrealized gains (losses), net of tax                                 5         (11)         (6)
Balance -- beginning of year                                            (11)         (6)         (2)
                                                                     ------------------------------
    CHANGE IN UNREALIZED GAINS (LOSSES) ON EQUITY SECURITIES         $   16      $   (5)     $   (4)
                                                                     ------------------------------
COMPONENTS OF UNREALIZED GAINS (LOSSES) ON FIXED MATURITIES
Gross unrealized gains                                               $1,715      $1,389      $  514
Gross unrealized losses                                                (141)       (278)       (305)
Net unrealized gains credited to policyholders                          (63)        (58)        (24)
                                                                     ------------------------------
Net unrealized gains                                                  1,511       1,053         185
Deferred income taxes and other items                                   788         579          65
                                                                     ------------------------------
Net unrealized gains, net of tax                                        723         474         120
Balance -- beginning of year                                            474         120          18
                                                                     ------------------------------
     CHANGE IN UNREALIZED GAINS (LOSSES) ON FIXED MATURITIES         $  249      $  354      $  102
                                                                     ------------------------------

COMPONENTS OF FIXED MATURITY INVESTMENTS

                                                                           As of December 31, 2003
                                                    ----------------------------------------------------------------------
                                                    Amortized           Gross                  Gross
                                                      Cost         Unrealized Gains      Unrealized Losses      Fair Value
                                                    ----------------------------------------------------------------------
Bonds and Notes
  U.S. Gov't and Gov't agencies and
   authorities (guaranteed and sponsored)            $   641                 8                    (2)                647
  U.S. Gov't and Gov't agencies and
   authorities (guaranteed and
   sponsored) -- asset-backed                          2,059                33                    (4)              2,088
  States, municipalities and political
   subdivisions                                          307                 6                    (7)                306
  International governments                              641                55                    (1)                695
  Public utilities                                     1,195               103                    (5)              1,293
  All other corporate including
   international                                      13,808             1,170                   (41)             14,937
  All other corporate -- asset-backed                  8,649               339                   (81)              8,907
  Short-term investments                               1,210                 1                    --               1,211
  Redeemable preferred stock                               1                --                    --                   1
                                                    ----------------------------------------------------------------------
                     TOTAL FIXED MATURITIES          $28,511            $1,715                 $(141)            $30,085
                                                    ----------------------------------------------------------------------

                                                                           As of December 31, 2002
                                                    ----------------------------------------------------------------------
                                                    Amortized           Gross                  Gross
                                                      Cost         Unrealized Gains      Unrealized Losses      Fair Value
                                                    ----------------------------------------------------------------------
Bonds and Notes
  U.S. Gov't and Gov't agencies and
   authorities (guaranteed and sponsored)            $   255            $    9                 $  --             $   264
  U.S. Gov't and Gov't agencies and
   authorities (guaranteed and
   sponsored) -- asset-backed                          2,063                64                    (2)              2,125
  States, municipalities and political
   subdivisions                                           27                 4                    (1)                 30
  International governments                              422                43                    (1)                464
  Public utilities                                     1,160                70                   (29)              1,201
  All other corporate including
   international                                      11,094               822                  (128)             11,788
  All other corporate -- asset-backed                  7,152               348                  (100)              7,400
  Short-term investments                                 940                 1                    --                 941
  Certificates of deposit                                561                28                   (17)                572
  Redeemable preferred stock                               1                --                    --                   1
                                                    ----------------------------------------------------------------------
                     TOTAL FIXED MATURITIES          $23,675            $1,389                 $(278)            $24,786
                                                    ----------------------------------------------------------------------

The amortized cost and estimated fair value of fixed maturity investments at December 31, 2003 by contractual maturity year are shown below. Estimated maturities may differ from contractual maturities due to call or prepayment provisions. Asset-backed securities, including mortgage-backed securities and collateralized mortgage obligations, are distributed to maturity year based on the Company's estimates of the rate of future prepayments of principal over the remaining lives of the securities. These estimates are developed using prepayment speeds provided in broker consensus data. Such estimates are derived from prepayment speeds experienced at the interest rate levels projected for the applicable underlying collateral. Actual prepayment experience may vary from these estimates.

                                                      Amortized Cost       Fair Value
                                                      -------------------------------
MATURITY
One year or less                                         $ 3,129            $  3,141
Over one year through five years                          10,692              11,146
Over five years through ten years                          7,437               7,912
Over ten years                                             7,253               7,886
                                                      -------------------------------
                                        TOTAL            $28,511            $ 30,085
                                                      -------------------------------

NON-INCOME PRODUCING INVESTMENTS

Investments that were non-income producing as of December 31, are as follows:

                                                  2003                     2002
                                         -----------------------------------------------
                                         Amortized                Amortized
                                           Cost      Fair Value     Cost      Fair Value
                                         -----------------------------------------------
SECURITY TYPE
All other corporate --
 asset-backed                               $ 2         $ 4          $--         $--
All other corporate including
 international                               12          30           24          36
                                         -----------------------------------------------
                           TOTAL            $14         $34          $24         $36
                                         -----------------------------------------------

For 2003, 2002 and 2001, net investment income was $17, $13 and $2, respectively, lower than it would have been if interest on non-accrual securities had been recognized in accordance with the original terms of these investments.

SALES OF FIXED MATURITY AND EQUITY SECURITY INVESTMENTS

                                                           For the years ended
                                                               December 31,
                                                      ------------------------------
                                                       2003        2002        2001
                                                      ------------------------------
SALE OF FIXED MATURITIES
Sale proceeds                                         $6,205      $5,617      $4,613
Gross gains                                              196         117          82
Gross losses                                             (71)        (60)        (44)
SALE OF EQUITY SECURITIES
Sale proceeds                                         $  107      $   11      $   42
Gross gains                                                4          --          --
Gross losses                                              (3)         (3)        (17)
                                                      ------------------------------

CONCENTRATION OF CREDIT RISK

The Company is not exposed to any credit concentration risk of a single issuer greater than 10% of the Company's stockholder's equity.

SECURITY UNREALIZED LOSS AGING

The following table presents the Company's unrealized loss, fair value and amortized cost for fixed maturity and equity securities, excluding securities subject to EITF Issue No. 99-20, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2003.

                                                      Less Than 12 Months               12 Months or More
                                                ----------------------------------------------------------------
                                                Amortized    Fair    Unrealized   Amortized   Fair    Unrealized
                                                  Cost      Value      Losses       Cost      Value     Losses
                                                ----------------------------------------------------------------
U.S. Gov't and Gov't agencies and
 authorities (guaranteed and sponsored)          $  235     $  233      $ (2)       $ --      $ --       $ --
U.S. Gov't and Gov't agencies and
 authorities (guaranteed and
 sponsored) -- asset-backed                         372        368        (4)          1         1         --
States, municipalities and political
 subdivisions                                       160        153        (7)         --        --         --
International governments                            26         25        (1)         --        --         --
Public utilities                                    120        119        (1)         56        52         (4)
All other corporate including
 international                                    1,176      1,147       (29)        291       279        (12)
All other corporate -- asset-backed                 768        759        (9)        142       141         (1)
                                                ----------------------------------------------------------------
                 TOTAL FIXED MATURITIES           2,857      2,804       (53)        490       473        (17)
Common stock                                          2          2        --           3         3         --
Nonredeemable preferred stock                        39         35        (4)         --        --         --
                                                ----------------------------------------------------------------
                           TOTAL EQUITY              41         37        (4)          3         3         --
                                                ----------------------------------------------------------------
  TOTAL TEMPORARILY IMPAIRED SECURITIES          $2,898     $2,841      $(57)       $493      $476       $(17)
                                                ----------------------------------------------------------------

                                                                                  Total
                                                                     -------------------------------
                                                                     Amortized    Fair    Unrealized
                                                                       Cost      Value      Losses
                                                                     -------------------------------
U.S. Gov't and Gov't agencies and authorities (guaranteed
 and sponsored)                                                       $  235     $  233      $ (2)
U.S. Gov't and Gov't agencies and authorities (guaranteed
 and sponsored) --
 asset-backed                                                            373        369        (4)
States, municipalities and political subdivisions                        160        153        (7)
International governments                                                 26         25        (1)
Public utilities                                                         176        171        (5)
All other corporate including international                            1,467      1,426       (41)
All other corporate -- asset-backed                                      910        900       (10)
                                                                     -------------------------------
                                      TOTAL FIXED MATURITIES           3,347      3,277       (70)
                                                                     -------------------------------
Common stock                                                               5          5        --
Nonredeemable preferred stock                                             39         35        (4)
                                                                     -------------------------------
                                                TOTAL EQUITY              44         40        (4)
                                                                     -------------------------------
                       TOTAL TEMPORARILY IMPAIRED SECURITIES          $3,391     $3,317      $(74)
                                                                     -------------------------------

The following discussion refers to the data presented in the table above.

There were no fixed maturities or equity securities as of December 31, 2003, with a fair value less than 80% of the security's amortized cost. As of December 31, 2003, fixed maturities represented approximately 95% of the Company's unrealized loss amount, which was comprised of approximately 425 different securities. As of December 31, 2003, the Company held no securities presented in the table above that were at an unrealized loss position in excess of $4.2.

The majority of the securities in an unrealized loss position for less than twelve months are depressed due to the rise in long-term interest rates. This group of securities was comprised of approximately 375 securities. Of the less than twelve months total unrealized loss amount $48, or 84%, was comprised of securities with fair value to amortized cost ratios as of December 31, 2003 at or greater than 90%. As of December 31, 2003, $47 of the less than twelve months total unrealized loss amount was comprised of securities in an unrealized loss position for less than six continuous months.

The securities depressed for twelve months or more were comprised of less than 100 securities. Of the twelve months or more unrealized loss amount $15, or 88%, was comprised of securities with fair value to amortized cost ratios as of December 31, 2003 at or greater than 90%.

As of December 31, 2003, the securities in an unrealized loss position for twelve months or more were primarily interest rate related. The sector in the greatest gross unrealized loss position in the schedule above was financial services which is included within the other corporate including international and nonredeemable preferred stock categories above. A description of the events contributing to the security type's unrealized loss position and the factors considered in determining that recording an other-than-temporary impairment was not warranted are outlined below.

Financial services represents approximately $10 of the securities in an unrealized loss position for twelve months or more. All of these positions continue to be priced at or greater than 80% of amortized cost. The financial services securities in an unrealized loss position are primarily investment grade variable rate securities with extended maturity dates, which have been adversely impacted by the reduction in forward interest rates after the purchase date, resulting in lower expected cash flows. Unrealized loss amounts for these securities have declined during the year as interest rates have risen. Additional changes in fair value of these securities are primarily dependent on future changes in forward interest rates. A substantial percentage of these securities are currently hedged with interest rate swaps, which convert the variable rate earned on the securities to a fixed amount. The swaps generally receive cash flow hedge accounting treatment and are currently in an unrealized gain position.

The remaining balance of $7 in the twelve months or more unrealized loss category is comprised of approximately 50 securities with fair value to amortized cost ratios greater than 80%.

As part of the Company's ongoing security monitoring process by a committee of investment and accounting professionals, the Company has reviewed its investment portfolio and concluded that there were no additional other-than-temporary impairments as of December 31, 2003 and 2002. Due to the issuers' continued satisfaction of the securities' obligations in accordance with their contractual terms and the expectation that they will continue to do so, management's intent and ability to hold these securities, as well as the evaluation of the fundamentals of the issuers' financial condition and other objective evidence, the Company believes that the prices of the securities in the sectors identified above were temporarily depressed.
The evaluation for other-than-temporary impairments is a quantitative and qualitative process, which is subject to risks and uncertainties in the determination of whether declines in the fair value of investments are other-than-temporary. The risks and uncertainties include changes in general economic conditions, the issuer's financial condition or near term recovery prospects and the effects of changes in interest rates.

DERIVATIVE INSTRUMENTS

Derivative instruments are recorded at fair value and presented in the Consolidated Balance Sheets as of December 31, as follows:

                                                                       Asset Values         Liability Values
                                                                   --------------------------------------------
                                                                     2003        2002        2003       2002
                                                                   --------------------------------------------
Other investments                                                   $  116       $179        $ --          --
Fixed maturities                                                         7         10          --          --
Reinsurance recoverables                                                --         48         115          --
Other policyholder funds and benefits payable                          115         --          --          48
Other liabilities                                                       --         --         186          78
                                                                   --------------------------------------------
                                                            TOTAL   $  238       $237        $301      $  126
                                                                   --------------------------------------------

The following table summarizes the primary derivative instruments used by the Company and the hedging strategies to which they relate. Derivatives in the Company's separate accounts are not included because associated gains and losses generally accrue directly to policyholders. The notional value of derivative contracts represent the basis upon which pay or receive amounts are calculated and are not reflective of credit risk. The fair value amounts of derivative assets (liabilities) are presented on a net basis as of December 31 in the following table.

                                                                      Notional Amount          Fair Value
                                                                   --------------------------------------------
HEDGING STRATEGY                                                     2003        2002        2003       2002
                                                                   --------------------------------------------
CASH-FLOW HEDGES

Interest rate swaps
  Interest rate swaps are primarily used to convert interest receipts on floating-rate fixed maturity investments to fixed rates. These derivatives are predominantly used to better match cash receipts from assets with cash disbursements required to
  fund liabilities.                                                 $ 1,889    $ 2,494      $  98      $  184

Foreign currency swaps
  Foreign currency swaps are used to convert foreign denominated cash flows associated with certain foreign denominated fixed maturity investments to U.S. dollars. The foreign fixed
  maturities are primarily denominated in Euros and are swapped to minimize cash flow fluctuations due to changes in currency
  rates.                                                                703        386       (147)        (30)

FAIR-VALUE HEDGES

Interest rate swaps
  A portion of the Company's fixed debt is hedged against
  increases in LIBOR (the benchmark interest rate). In addition, interest rate swaps are used to hedge the changes in fair value
  of certain fixed rate liabilities due to changes in LIBOR.            112         30         (5)         --

Interest rate caps and floors
  Interest rate caps and floors are used to offset the changes in fair value related to corresponding interest rate caps and floors that exist in certain of the Company's variable-rate
  fixed maturity investments.                                            51        129         (1)         (3)

OTHER INVESTMENT AND RISK MANAGEMENT ACTIVITIES

Interest rate caps and swaption contracts
  The Company is exposed to policyholder surrenders during a rising interest rate environment. Interest rate cap and swaption contracts are used to mitigate the Company's loss in a rising interest rate environment. The increase in yield from the cap and swaption contract in a rising interest rate environment may be used to raise credited rates, thereby increasing the Company's competitiveness and reducing the policyholder's incentive to surrender.

  The Company also uses an interest rate cap as an economic hedge of the interest rate risk related to fixed rate debt. In a rising interest rate environment, the cap will limit the net
  interest expense on the hedged fixed rate debt.                     1,466        516         11          --

                                                                      Notional Amount          Fair Value
                                                                   --------------------------------------------
HEDGING STRATEGY                                                     2003        2002        2003       2002
                                                                   --------------------------------------------
Credit default and total return swaps
  The Company enters into swap agreements in which the Company assumes credit exposure from an individual entity, referenced index or asset pool. The Company assumes credit exposure to individual entities through credit default swaps. These
  contracts entitle the company to receive a periodic fee in exchange for an obligation to compensate the derivative
  counterparty should a credit event occur on the part of the issuer. Credit events typically include failure on the part of the issuer to make a fixed dollar amount of contractual
  interest or principal payments or bankruptcy. The maximum
  potential future exposure to the Company is the notional value of the swap contracts, $49 and $49, after-tax, as of
  December 31, 2003 and 2002, respectively.

  The Company also assumes exposure to the change in value of indices or asset pools through total return swaps. As of
  December 31, 2003 and 2002, the maximum potential future
  exposure to the Company from such contracts is $130 and $68,
  after-tax, respectively.                                          $   275    $   307      $ (18)     $  (42)

Options
  The Company writes option contracts for a premium to monetize the option embedded in certain of its fixed maturity
  investments. The written option grants the holder the ability to call the bond at a predetermined strike value. The maximum potential future economic exposure is represented by the then fair value of the bond in excess of the strike value, which is expected to be entirely offset by the appreciation in the value
  of the embedded long option.                                          276        742          1          --

Interest rate swaps
  The Company enters into interest rates swaps to terminate
  existing swaps in hedging relationships, and thereby offsetting the changes in value in the original swap. In addition, the
  Company uses interest rate swaps to convert interest receipts
  on floating-rate fixed maturity investments to fixed rate.          1,702      1,512         29          10

Foreign currency swaps and put and call options
  The Company enters into foreign currency swaps, purchases
  foreign put options and writes foreign call options to hedge the foreign currency exposures in certain of its foreign fixed maturity investments. Currency options were closed in January
  2003 for a loss of $1, after-tax.                                     104        353        (31)         (8)

Product derivatives
  The Company offers certain variable annuity products with a
  GMWB rider. The GMWB is an embedded derivative that provides the policyholder with a guaranteed remaining balance ('GRB') if the account value is reduced to zero through a combination of market declines and withdrawals. The GRB is generally equal to premiums less withdrawals. The policyholder also has the
  option, after a specified time period, to reset the GRB to the then-current account value, if greater (For a further
  discussion, see Note 2). The notional value of the embedded
  derivative is the GRB balance.                                     14,961      2,760        115         (48)
                                                                   --------------------------------------------

Reinsurance contracts
  Reinsurance arrangements are used to offset the Company's
  exposure to the GMWB embedded derivative for the lives of the host variable annuity contracts. The notional amount of the
  reinsurance contracts is the GRB amount.                           14,961      2,760       (115)         48
                                                                   --------------------------------------------
                                                            TOTAL   $36,500    $11,989      $ (63)     $  111
                                                                   --------------------------------------------

For the years ended December 31, 2003, 2002 and 2001, the Company's gross gains and losses representing the total ineffectiveness of all cash-flow, fair-value and net investment hedges were immaterial. For the years ended December 31, 2003, 2002 and 2001, the Company recognized an after-tax net gain (loss) of $(3), $1 and ($11), respectively, (reported as net realized capital gains and losses in the Consolidated Statements of Operations), which represented the total change in value for other derivative-based strategies which do not qualify for hedge accounting treatment including the periodic net coupon settlements.

As of December 31, 2003 and 2002, the after-tax deferred net gains on derivative instruments accumulated in AOCI that are expected to be reclassified to earnings during the next twenty-four months are $6 and $7, respectively. This expectation is based on the anticipated interest payments on hedged investments in fixed maturity securities that will occur over the next twenty-four months, at which time the Company will recognize the deferred net gains (losses) as an adjustment to interest income over the term of the investment cash flows. The maximum term over which the Company is hedging its exposure to the variability of future cash flows (for all forecasted transactions, excluding interest payments on variable-rate debt) is twenty-four months. For the years ended December 31, 2003, 2002 and 2001, the net reclassifications from AOCI to earnings resulting from the discontinuance of cash-flow hedges were immaterial.

SECURITIES LENDING AND COLLATERAL ARRANGEMENTS

The Company participates in a securities lending program to generate additional income, whereby certain domestic fixed income securities are loaned for a short period of time from the Company's portfolio to qualifying third parties, via a lending agent. Borrowers of these securities provide collateral of 102% of the market value of the loaned securities. Acceptable collateral may be in the form of cash or U.S. Government securities. The market value of the loaned securities is monitored and additional collateral is obtained if the market value of the collateral falls below 100% of the market value of the loaned securities. Under the terms of the securities lending program, the lending agent indemnifies the Company against borrower defaults. As of December 31, 2003, the fair value of the loaned securities was approximately $780 and was included in fixed maturities in the Consolidated Balance Sheets. The Company retains a portion of the income earned from the cash collateral or receives a fee from the borrower. The Company recorded before-tax income from securities lending transactions, net of lending fees, of $0.5 for the year ended December 31, 2003, which was included in net investment income.

The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2003 and 2002, collateral pledged of $209 and $8, respectively, was included in fixed maturities in the Consolidated Balance Sheets.

The classification and carrying amount of the loaned securities associated with the lending program and the collateral pledged at December 31, 2003 and 2002 were as follows:

                                                                     2003      2002
                                                                     --------------
LOANED SECURITIES AND COLLATERAL PLEDGED
U.S. Gov't and Gov't agencies and authorities (guaranteed
 and sponsored)                                                      $410      $ --
U.S. Gov't and Gov't agencies and authorities (guaranteed
 and sponsored -- asset-backed)                                         3         8
International governments                                              11        --
Public utilities                                                       15        --
All other corporate including international                           366        --
All other corporate -- asset-backed                                   184        --
                                                                     --------------
                                                       TOTAL         $989      $  8
                                                                     --------------

As of December 31, 2003 and 2002, the Company had accepted collateral relating to the securities lending program and collateral arrangements consisting of cash, U.S. Government, and U.S. Government agency securities with a fair value of $996 and $407, respectively. At December 31, 2003 and 2002, only cash collateral of $869 and $173, respectively, was invested and recorded in the Consolidated Balance Sheets in fixed maturities and with a corresponding amount recorded in other liabilities. The Company is only permitted by contract to sell or repledge the noncash collateral in the event of a default by the counterparty and none of the collateral has been sold or repledged at December 31, 2003 and 2002. As of December 31, 2003 and 2002 all collateral accepted was held in separate custodial accounts.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 "Disclosure about Fair Value of Financial Instruments", requires disclosure of fair value information of financial instruments. For certain financial instruments where quoted market prices are not available, other independent valuation techniques and assumptions are used. Because considerable judgment is used, these estimates are not necessarily indicative of amounts that could be realized in a current market exchange. SFAS No. 107 excludes certain financial instruments from disclosure, including insurance contracts other than financial guarantees and investment contracts. Hartford Life Insurance Company uses the following methods and assumptions in estimating the fair value of each class of financial instrument.

Fair value for fixed maturities and marketable equity securities approximates those quotations published by applicable stock exchanges or received from other reliable sources.

For policy loans, carrying amounts approximate fair value.

Fair value of other investments, which primarily consist of partnership investments, is based on external market valuations from partnership management. Other investments also include mortgage loans, whereby the carrying value approximates fair value.

Derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models, quotations furnished by dealers in such instrument or market quotations. Other policyholder funds and benefits payable fair value information is determined by estimating future cash flows, discounted at the current market rate.

The carrying amount and fair values of Hartford Life Insurance Company's financial instruments as of December 31, 2003 and 2002 were as follows:

                                                                2003                           2002
                                                    -----------------------------------------------------------
                                                       Carrying          Fair         Carrying          Fair
                                                        Amount          Value          Amount          Value
                                                    -----------------------------------------------------------
ASSETS
  Fixed maturities                                      $30,085        $30,085         $24,786        $24,786
  Equity securities                                          85             85             120            120
  Policy loans                                            2,470          2,470           2,895          2,895
  Other investments                                         639            639             918            918
LIABILITIES
  Other policyholder funds (1)                          $23,957        $24,320         $20,418        $20,591
                                                    -----------------------------------------------------------

    (1) Excludes universal life insurance contracts, including corporate owned life insurance.

5. SALE OF SUDAMERICANA HOLDING S.A.

On September 7, 2001, Hartford Life Insurance Company completed the sale of its ownership interest in an Argentine subsidiary, Sudamericana Holding S.A. The Company recognized an after-tax net realized capital loss of $11 related to the sale.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective January 1, 2002, the Company adopted SFAS No. 142 and accordingly ceased all amortization of goodwill.
The following tables show net income for the years ended December 31, 2003, 2002 and 2001, with the 2001 period adjusted for goodwill amortization recorded.

                                                                   2003       2002       2001
                                                                   --------------------------
NET INCOME
  Income before cumulative effect of accounting changes            $626       $426       $652
  Goodwill amortization, net of tax                                  --         --          4
                                                                   --------------------------
  Adjusted income before cumulative effect of accounting
   changes                                                          626        426        656
  Cumulative effect of accounting changes, net of tax                --         --         (6)
                                                                   --------------------------
                                         ADJUSTED NET INCOME       $626       $426       $650
                                                                   --------------------------

The following table shows the Company's acquired intangible assets that continue to be subject to amortization and aggregate amortization expense. Except for goodwill, the Company has no intangible assets with indefinite useful lives.

                                                                   2003                              2002
                                                        -------------------------------------------------------------
                                                                       Accumulated                       Accumulated
                                                        Carrying           Net            Carrying           Net
                                                         Amount        Amortization        Amount        Amortization
                                                        -------------------------------------------------------------
AMORTIZED INTANGIBLE ASSETS
  PRESENT VALUE OF FUTURE PROFITS                         $490             $115             $529             $76
                                                        -------------------------------------------------------------

Net amortization expense for the years ended December 31, 2003, 2002 and 2001 was $39, $39 and $37, respectively.

Estimated future net amortization expense for the succeeding five years is as follows.

For the year ended December 31,
----------------------------------------------
2004                                  $     35
2005                                  $     30
2006                                  $     29
2007                                  $     25
2008                                  $     24
----------------------------------------------

The Company's tests of its goodwill for other-than-temporary impairment in accordance with SFAS No. 142 resulted in no write-downs for the years ended December 31, 2003 and 2002. For further discussions of the adoption of SFAS No. 142, see Note 2.

7. SEPARATE ACCOUNTS

Hartford Life Insurance Company maintained separate account assets and liabilities totaling $130.2 billion and $105.3 billion at December 31, 2003 and 2002, respectively, which are reported at fair value. Separate account assets, which are segregated from other investments, reflect two categories of risk assumption: non-guaranteed separate accounts totaling $118.1 billion and $93.5 billion at December 31, 2003 and 2002, respectively, wherein the policyholder assumes substantially all the investment risks and rewards, and guaranteed separate accounts totaling $12.1 and $11.8 billion at December 31, 2003 and 2002, respectively, wherein Hartford Life Insurance Company contractually guarantees either a minimum return or account value to the policyholder. Included in non-guaranteed separate account assets were policy loans totaling $139 and $384 at December 31, 2003 and 2002, respectively. Net investment income (including net realized capital gains and losses) and interest credited to policyholders on separate account assets are not reflected in the Consolidated Statements of Income.

Separate account management fees and other revenues were $1.3 billion, $1.1 billion and $1.2 billion in 2003, 2002 and 2001, respectively. The guaranteed separate accounts include fixed market value adjusted (MVA) individual annuities and modified guaranteed life insurance. The average credited interest rate on these contracts was 6.0% and 6.3% as of December 31, 2003 and 2002, respectively. The assets that support these liabilities were comprised of $11.7 billion and $11.1 billion in fixed maturities at December 31, 2003 and 2002, respectively, and $106 and $385 of other invested assets at December 31, 2003 and 2002, respectively. The portfolios are segregated from other investments and are managed to minimize liquidity and interest rate risk. In order to minimize the risk of disintermediation associated with early withdrawals, fixed MVA annuity and modified guaranteed life insurance contracts carry a graded surrender charge as well as a market value adjustment. Additional investment risk is hedged using a variety of derivatives which totaled $(81) and $135 in carrying value and $2.6 billion and $3.6 billion in notional amounts as of December 31, 2003 and 2002, respectively.

8. STATUTORY RESULTS

                              For the years ended December 31,
                            ------------------------------------
                             2003           2002           2001
                            ------------------------------------
Statutory net income
 (loss)                     $  801         $ (305)        $ (485)
                            ------------------------------------
Statutory capital and
 surplus                    $3,115         $2,354         $2,412
                            ------------------------------------

A significant percentage of the consolidated statutory surplus is permanently reinvested or is subject to various state regulatory restrictions which limit the payment of dividends without prior approval. The payment of dividends by Connecticut-domiciled insurers is limited under the insurance holding company laws of Connecticut. Under these laws, the insurance subsidiaries may only make their dividend payments out of unassigned surplus. These laws require notice to and approval by the state insurance commissioner for the declaration or payment of any dividend, which, together with other dividends or distributions made within the preceding twelve months, exceeds the greater of (i) 10% of the insurer's policyholder surplus as of December 31 of the preceding year or
(ii) net income (or net gain from operations, if such company is a life insurance company) for the twelve-month period ending on the thirty-first day of December last preceding, in each case determined under statutory insurance accounting policies. In addition, if any dividend of a Connecticut-domiciled insurer exceeds the insurer's earned surplus, it requires the prior approval of the Connecticut Insurance Commissioner. The insurance holding company laws of the other jurisdictions in which The Hartford's insurance subsidiaries are incorporated (or deemed commercially domiciled) generally contain similar (although in certain instances somewhat more restrictive) limitations on the payment of dividends. As of December 31, 2003, the maximum amount of statutory dividends which may be paid by the insurance subsidiaries of the Company in 2004, without prior approval, is $550.

The domestic insurance subsidiaries of Hartford Life Insurance Company prepare their statutory financial statements in accordance with accounting practices prescribed by the applicable insurance department. Prescribed statutory accounting practices include publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules.

The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in March 1998. The effective date for the statutory accounting guidance was January 1, 2001. Each of Hartford Life Insurance Company's domiciliary states has adopted Codification and the Company has made the necessary changes in its statutory reporting required for implementation. The impact of applying the new guidance resulted in a benefit of approximately $38 in statutory surplus.

9. PENSION PLANS, POSTRETIREMENT, HEALTH CARE AND LIFE INSURANCE BENEFIT AND SAVINGS PLANS

PENSION PLANS

The Company's employees are included in The Hartford's non-contributory defined benefit pension and postretirement health care and life insurance benefit plans. Defined benefit pension expense, allocated by The Hartford to Hartford Life Insurance Company, was $19, $10 and $11 in 2003, 2002 and 2001, respectively. Postretirement health care and life insurance benefits expense, allocated by The Hartford, was not material to the results of operations for 2003, 2002 and 2001.

INVESTMENT AND SAVINGS PLAN

Substantially all the Company's U.S. employees are eligible to participate in The Hartford's Investment and Savings Plan. The cost to Hartford Life Insurance Company for this plan was approximately $6, $5 and $6 for the years ended December 31, 2003, 2002 and 2001, respectively.

10. REINSURANCE

Hartford Life Insurance Company cedes insurance to other insurers in order to limit its maximum losses and to diversify its exposures. Such transfer does not relieve Hartford Life Insurance Company of its primary liability and, as such, failure of reinsurers to honor their obligations could result in losses to Hartford Life Insurance Company. The Company also assumes reinsurance from other insurers and is a member of and participates in several reinsurance pools and associations. Hartford Life Insurance Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk. As of December 31, 2003, Hartford Life Insurance Company had no reinsurance recoverables and related concentrations of credit risk greater than 10% of the Company's stockholders' equity.

In accordance with normal industry practice, Hartford Life Insurance Company is involved in both the cession and assumption of insurance with other insurance and reinsurance companies. As of December 31, 2003, the largest amount of life insurance retained on any one life by any one of the life operations was approximately $2.5. In addition, the Company reinsures the majority of the minimum death benefit guarantees and the guaranteed withdrawal benefits offered in connection with its variable annuity contracts.

Insurance net retained premiums were comprised of the following:

                                                                       For the years ended December 31,
                                                                     ------------------------------------
                                                                      2003           2002           2001
                                                                     ------------------------------------
Gross premiums                                                       $3,780         $3,324         $4,033
Reinsurance assumed                                                      43             45             79
Reinsurance ceded                                                      (720)          (716)        (1,028)
                                                                     ------------------------------------
                                       NET RETAINED PREMIUMS         $3,103         $2,653         $3,084
                                                                     ------------------------------------

Hartford Life Insurance Company reinsures certain of its risks to other reinsurers under yearly renewable term, coinsurance, and modified coinsurance arrangements. Yearly renewable term and coinsurance arrangements result in passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate amount of the premiums less an allowance for commissions and expenses and is liable for a corresponding proportionate amount of all benefit payments. Modified coinsurance is similar to coinsurance except that the cash and investments that support the liabilities for contract benefits are not transferred to the assuming company, and settlements are made on a net basis between the companies.

Hartford Life Insurance Company also purchases reinsurance covering the death benefit guarantees on a portion of its variable annuity business. On March 16, 2003, a final decision and award was issued in the previously disclosed arbitration between subsidiaries of the Company and one of their primary reinsurers relating to policies with death benefits written from 1994 to 1999 (see further discussion in Note 12).

The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies. Insurance recoveries on ceded reinsurance contracts, which reduce death and other benefits were $550, $670 and $693 for the years ended December 31, 2003, 2002 and 2001, respectively. Hartford Life Insurance Company also assumes reinsurance from other insurers.

Hartford Life Insurance Company records a receivable for reinsured benefits paid and the portion of insurance liabilities that are reinsured, net of a valuation allowance, if necessary. The amounts recoverable from reinsurers are estimated based on assumptions that are consistent with those used in establishing the reserves related to the underlying reinsured contracts. Management believes the recoverables are appropriately established; however, in the event that future circumstances and information require Hartford Life Insurance Company to change its estimates of needed loss reserves, the amount of reinsurance recoverables may also require adjustments.

On June 30, 2003, the Company recaptured a block of business previously reinsured with an unaffiliated reinsurer. Under this treaty, the Company reinsured a portion of the guaranteed minimum death benefit (GMDB) feature associated with certain of its annuity contracts. As consideration for recapturing the business and final settlement under the treaty, the Company has received assets valued at approximately $32 and one million warrants exercisable for the unaffiliated company's stock. This amount represents to the Company an advance collection of its future recoveries under the reinsurance agreement and will be recognized as future losses are incurred. Prospectively, as a result of the recapture, the Company will be responsible for all of the remaining and ongoing risks associated with the GMDB's related to this block of business. The recapture increased the net amount at risk retained by the Company, which is included in the net amount at risk discussed in Note 2. On January 1, 2004, upon adoption of the SOP, the $32 was included in the Company's GMDB reserve calculation as part of the net reserve benefit ratio and as a claim recovery to date.

Hartford Life Insurance Company maintains certain reinsurance agreements with HLA, whereby the Company cedes both group life and group accident and health risk. Under these treaties, the Company ceded group life premium of $78, $96 and $178 in 2003, 2002 and 2001, respectively, and accident and health premium of $305, $373 and $418, respectively, to HLA.

11. INCOME TAX

Hartford Life Insurance Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return with current credit for net losses to the extent the losses provide a benefit in the consolidated return.

The Company is included in The Hartford's consolidated Federal income tax return. The Company's effective tax rate was 21%, 1% and 6% in 2003, 2002 and 2001, respectively.

Income tax expense (benefit) is as follows:

                                                                        For the years ended December 31,
                                                                       -----------------------------------
                                                                       2003           2002           2001
                                                                       -----------------------------------
Current                                                                $ 13            $4            $(202)
Deferred                                                                155            (2)             246
                                                                       -----------------------------------
                                          INCOME TAX EXPENSE           $168            $2            $  44
                                                                       -----------------------------------

A reconciliation of the tax provision at the U.S. Federal statutory rate to the provision (benefit) for income taxes is as follows:

                                                                        For the years ended December 31,
                                                                       ----------------------------------
                                                                       2003           2002           2001
                                                                       ----------------------------------
Tax provision at the U.S. federal statutory rate                       $278           $150           $244
Tax preferred investments                                               (87)           (63)           (60)
IRS audit settlement (See Note 13)                                       --            (76)            --
Tax adjustment (See Note 13)                                            (21)            --           (144)
Foreign related investments                                              (4)            (6)            --
Other                                                                     2             (3)             4
                                                                       ----------------------------------
                                                       TOTAL           $168           $  2           $ 44
                                                                       ----------------------------------

Deferred tax assets (liabilities) include the following as of December 31:

                                                                      2003            2002
                                                              -----------------------------
Tax basis deferred policy acquisition costs                           $ 638           $ 699
Financial statement deferred policy acquisition costs and
 reserves                                                              (713)           (751)
Employee benefits                                                         5              13
Net unrealized capital losses (gains) on securities                    (535)           (422)
Net operating loss carryforward/Minimum tax credits                     124             249
Investments and other                                                    (5)            (31)
                                                              -----------------------------
                                                       TOTAL          $(486)          $(243)
                                                              -----------------------------

Hartford Life Insurance Company had a current tax receivable of $141 and $89 as of December 31, 2003 and 2002, respectively.

In management's judgment, the gross deferred tax asset will more likely than not be realized as reductions of future taxable income. Accordingly, no valuation allowance has been recorded. Included in the total net deferred tax liability is a deferred tax asset for net operating losses of $50, which expire in 2017 - 2023.

Prior to the Tax Reform Act of 1984, the Life Insurance Company Income Tax Act of 1959 permitted the deferral from taxation of a portion of statutory income under certain circumstances. In these situations, the deferred income was accumulated in a "Policyholders' Surplus

Account" and, based on current tax law, will be taxable in the future only under conditions which management considers to be remote; therefore, no Federal income taxes have been provided on the balance in this account, which for tax return purposes was $104 as of December 31, 2003.

12. COMMITMENTS AND CONTINGENT LIABILITIES

LITIGATION

The Company is or may become involved in various kinds of legal actions, some of which assert claims for substantial amounts. These actions may include, among others, putative state and federal class actions seeking certification of a state or national class. The Company also is involved in individual actions in which punitive damages are sought, such as claims alleging bad faith in the handling of insurance claims. Management expects that the ultimate liability, if any, with respect to such lawsuits, after consideration of provisions made for potential losses and costs of defense, will not be material to the consolidated financial condition of the Company. Nonetheless, given the large or indeterminate amounts sought in certain of these actions, and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

In the third quarter of 2003, Hartford Life Insurance Company ("HLIC") and its affiliate International Corporate Marketing Group, LLC ("ICMG") settled their intellectual property dispute with Bancorp Services, LLC ("Bancorp"). The dispute concerned, among other things, Bancorp's claims for alleged patent infringement, breach of a confidentiality agreement, and misappropriation of trade secrets related to certain stable value corporate-owned life insurance products. The dispute was the subject of litigation in the United States District Court for the Eastern District of Missouri, in which Bancorp obtained in 2002 a judgment exceeding $134 against HLIC and ICMG after a jury trial on the trade secret and breach of contract claims, and HLIC and ICMG obtained summary judgment on the patent infringement claim. Based on the advice of legal counsel following entry of the judgment, the Company recorded an $11 after-tax charge in the first quarter of 2002 to increase litigation reserves. Both components of the judgment were appealed.

Under the terms of the settlement, HLIC and ICMG will pay a minimum of $70 and a maximum of $80, depending on the outcome of the patent appeal, to resolve all disputes between the parties. The appeal from the trade secret and breach of contract judgment will be dismissed. The settlement resulted in the recording of a $9 after-tax benefit in the third quarter of 2003, to reflect the Company's portion of the settlement.

On March 16, 2003, a final decision and award was issued in the previously disclosed reinsurance arbitration between subsidiaries of the Company and one of their primary reinsurers relating to policies with guaranteed minimum death benefits written from 1994 to 1999. The arbitration involved alleged breaches under the reinsurance treaties. Under the terms of the final decision and award, the reinsurer's reinsurance obligations to the Company's subsidiaries were unchanged and not limited or reduced in any manner. The award was confirmed by the Connecticut Superior Court on May 5, 2003.

LEASES

The rent paid to Hartford Fire for operating leases entered into by the Company was $31, $31 and $22 in 2003, 2002 and 2001, respectively. Future minimum rental commitments are as follows:

2004                   $     28
2005                         25
2006                         23
2007                         21
2008                         20
Thereafter                   37
                       --------
                TOTAL  $    154
                       --------

The principal executive offices of Hartford Life Insurance Company, together with its parent, are located in Simsbury, Connecticut. Rental expense is recognized on a level basis for the facility located in Simsbury, Connecticut, which expires on December 31, 2009, and amounted to approximately $12, $10 and $11 in 2003, 2002 and 2001, respectively.

TAX MATTERS

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"). The Company is currently under audit for the 1998-2001 tax years. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years

Throughout the IRS audit of the 1996-1997 years, the Company and the IRS engaged in a dispute regarding what portion of the separate account dividends-received deduction ("DRD") is deductible by the Company. During 2001 the Company continued its discussions with the IRS. As part of the Company's due diligence with respect to this issue, the Company closely monitored the activities of the IRS with respect to other taxpayers on this issue and consulted with outside tax counsel and advisors on the merits of the Company's separate account DRD. The due diligence was completed during the third quarter of 2001 and the Company concluded that it was probable that a greater portion of the separate account DRD claimed on its filed returns would be realized. Based on the Company's assessment of the probable outcome, the Company concluded an additional $144 tax benefit was appropriate to record in the third quarter of 2001, relating to the tax years 1996-2000. Additionally, the Company increased its estimate of the separate account DRD recognized with respect to tax year 2001 from $44 to $60.

Early in 2002, the Company and its IRS agent requested advice from the National Office of the IRS with respect to certain aspects of the computation of the separate account DRD that had been claimed by the Company for the 1996-1997 audit period. During September 2002 the IRS National Office issued a ruling that confirmed that the Company had properly computed the items in question in the separate account DRD claimed on its 1996-1997 tax returns. Additionally, during the third quarter, the Company reached agreement with the IRS on all other issues with respect to the 1996-1997 tax years. The Company recorded a benefit of $76 during the third quarter of 2002, primarily relating to the tax treatment of such issues for the 1996-1997 tax years, as well as appropriate carryover adjustments to the 1998-2002 years. The total DRD benefit related to the 2002 tax year was $63.

During the second quarter of 2003 the Company recorded a benefit of $23, consisting primarily of a change in estimate of the DRD tax benefit reported during 2002. The change in estimate was the result of actual 2002 investment performance on the related separate accounts being unexpectedly out of pattern with past performance, which had been the basis for the estimate. The total DRD benefit relating to the 2003 tax year recorded during the twelve months ended December 31, 2003 was $87.

The Company will continue to monitor further developments surrounding the computation of the separate account DRD, as well as other tax-related items, and will adjust its estimate of the probable outcome of these issues as developments warrant.

UNFUNDED COMMITMENTS

At December 31, 2003, Hartford Life Insurance Company has outstanding commitments totaling $214, of which $152 is committed to fund limited partnership investments. These capital commitments can be called by the partnership during the commitment period (on average 2 to 5 years) to fund working capital needs or purchase new investments. Once the commitment period expires, the Company is under no obligation to fund the remaining unfunded commitment but may elect to do so. The remaining $62 of outstanding commitments are primarily related to various funding obligations associated with investments in mortgage loans. These have a commitment period that expires in less than one year.

13. TRANSACTIONS WITH AFFILIATES

In connection with a comprehensive evaluation of various capital maintenance and allocation strategies by The Hartford, an intercompany asset sale transaction was completed in April 2003. The transaction resulted in certain of The Hartford's Property & Casualty subsidiaries selling ownership interests in certain high quality fixed maturity securities to the Company for cash equal to the fair value of the securities as of the effective date of the sale. For the Property and Casualty subsidiaries, the transaction monetized the embedded gain in certain securities on a tax deferred basis to The Hartford because no capital gains tax will be paid until the securities are sold to unaffiliated third parties. The transfer re-deployed to the Company desirable investments without incurring substantial transaction costs that would have been payable in a comparable open market transaction. The fair value of securities transferred was $1.7 billion.

The Company's employees are included in The Hartford's non-contributory defined benefit pension benefit plans and the Company is allocated expense for these plans by The Hartford. On September 30, 2003, Hartford Life, Inc. assumed the Company's intercompany payable of $49 for the reimbursement of costs associated with the defined benefit pension plans. As a result, the Company reported $49 as a capital contribution during the quarter ended September 30, 2003 to reflect the extinguishment of the intercompany payable.

Effective July 7, 2003, the Company and its subsidiary, Hartford Life and Annuity Insurance Company ("HLAI") entered into an indemnity reinsurance arrangement with Hartford Life and Accident Company ("HLA"). Through this arrangement, both the Company and HLAI will automatically cede 100% of the GMWB's incurred on variable annuity contracts issued between July 7, 2003 and December 31, 2003 that were otherwise not reinsured. The Company and HLAI, in total, ceded an immaterial amount of premiums to HLA. As of December 31, 2003, HLIC and HLAI, combined, have recorded a reinsurance recoverable from HLA of $(26).

The Company has issued a guarantee to retirees and vested terminated employees (Retirees) of The Hartford Retirement Plan for U.S. Employees (the Plan) who retired or terminated prior to January 1, 2004. The Plan is sponsored by The Hartford. The guarantee is an irrevocable commitment to pay all accrued benefits which the Retiree or the Retiree's designated beneficiary is entitled to receive under the Plan in the event the Plan assets are insufficient to fund those benefits and The Hartford is unable to provide sufficient assets to fund those benefits. The Company believes that the likelihood that payments will be required under this guarantee is remote.

14. SEGMENT INFORMATION

Hartford Life Insurance Company is organized into three reportable operating segments which include Investment Products, Individual Life and Corporate Owned Life Insurance (COLI). Investment Products offers individual fixed and variable annuities, retirement plan services and other investment products. Individual Life sells a variety of life insurance products, including variable universal life, universal life, interest sensitive whole life and term life insurance. COLI primarily offers variable products used by employers to fund non-qualified benefits or other post-employment benefit obligations as well as leveraged COLI. The Company includes in "Other" corporate items not directly allocable to any of its reportable operating segments, as well as certain group benefit products including group life and group disability insurance that is directly written by the Company and is substantially ceded to its parent, HLA.

The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies in Note 2. Hartford Life Insurance Company evaluates performance of its segments based on revenues, net income and the segment's return on allocated capital. The Company charges direct operating expenses to the appropriate segment and allocates the majority of indirect expenses to the segments based on an intercompany expense arrangement. Intersegment revenues primarily occur between Corporate and the operating segments. These amounts primarily include interest income on allocated surplus, interest charges on excess separate account surplus, the allocation of net realized capital gains and losses and the allocation of credit risk CHARGES. Each operating segment is allocated corporate surplus as needed to support its business. Portfolio management is a corporate function and net realized capital gains and losses on invested assets are recognized in Corporate. Those net realized capital gains and losses that are interest rate related are subsequently allocated back to the operating segments in future periods, with interest, over the average estimated duration of the operating segment's investment portfolios, through an adjustment to each respective operating segment's net investment income, with an offsetting adjustment in Corporate. Credit related net capital losses are retained by Corporate. However, in exchange for retaining credit related losses, Corporate charges each operating segment a "credit-risk" fee through net investment income. The "credit-risk" fee covers fixed income assets included in each operating segment's general account and guaranteed separate accounts. The "credit-risk" fee is based upon historical default rates in the corporate bond market, the Company's actual default experience and estimates of future losses. The Company's revenues are primarily derived from customers within the United States. The Company's long-lived assets primarily consist of deferred policy acquisition costs and deferred tax assets from within the United States. The following tables present summarized financial information concerning the Company's segments.

                                                          For the years ended December 31,
                                                         ----------------------------------
                                                            2003        2002        2001
                                                         ----------------------------------
TOTAL REVENUES
  Investment Products                                     $  3,374    $  2,694    $  2,947
  Individual Life                                              893         858         774
  COLI                                                         482         592         717
  Other                                                        119        (195)         50
                                                         ----------------------------------
                                         TOTAL REVENUES   $  4,868    $  3,949    $  4,488
                                                         ----------------------------------
NET INVESTMENT INCOME
  Investment Products                                     $  1,254    $  1,049    $    865
  Individual Life                                              222         224         205
  COLI                                                         215         276         352
  Other                                                         73          23          69
                                                         ----------------------------------
                            TOTAL NET INVESTMENT INCOME   $  1,764    $  1,572    $  1,491
                                                         ----------------------------------
AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS AND
 PRESENT VALUE OF FUTURE PROFITS
  Investment Products                                     $    494    $    385    $    413
  Individual Life                                              165         146         153
  COLI                                                           1          --          --
  Other                                                         --          --          --
                                                         ----------------------------------
TOTAL AMORTIZATION OF DEFERRED POLICY ACQUISITION COSTS
 AND PRESENT VALUE OF FUTURE PROFITS                      $    660    $    531    $    566
                                                         ----------------------------------
INCOME TAX EXPENSE (BENEFIT)
  Investment Products                                     $     65    $     87    $    111
  Individual Life                                               64          59          54
  COLI                                                          22          14          17
  Other                                                         17        (158)       (138)
                                                         ----------------------------------
                               TOTAL INCOME TAX EXPENSE   $    168    $      2    $     44
                                                         ----------------------------------
NET INCOME (LOSS)
  Investment Products                                     $    414    $    343    $    375
  Individual Life                                              134         116         106
  COLI                                                          46          31          36
  Other                                                         32         (64)        129
                                                         ----------------------------------
                                       TOTAL NET INCOME   $    626    $    426    $    646
                                                         ----------------------------------
ASSETS
  Investment Products                                     $126,158    $ 96,865    $106,497
  Individual Life                                            9,484       8,173       9,248
  COLI                                                      29,593      30,326      26,835
  Other                                                      6,705       6,737       2,853
                                                         ----------------------------------
                                           TOTAL ASSETS   $171,940    $142,101    $145,433
                                                         ----------------------------------
REVENUES BY PRODUCT
  Investment Products
    Individual Annuities                                  $  1,656    $  1,451    $  1,397
    Other                                                    1,718       1,243       1,550
                                                         ----------------------------------
                              TOTAL INVESTMENT PRODUCTS      3,374       2,694       2,947
                                                         ----------------------------------
  Individual Life                                              893         858         774
  COLI                                                         482         592         717
                                                         ----------------------------------
                              TOTAL REVENUES BY PRODUCT   $  4,749    $  4,144    $  4,438
                                                         ----------------------------------

15. ACQUISITIONS

On April 2, 2001, Hartford Life acquired the individual life insurance, annuity and mutual fund businesses of Fortis, Inc. ("Fortis Financial Group" or "Fortis") for $1.12 billion in cash. The Company effected the acquisition through several reinsurance agreements with subsidiaries of Fortis and the purchase of 100% of the stock of Fortis Advisers, Inc. and Fortis Investors, Inc., wholly-owned subsidiaries of Fortis, Inc. The acquisition was accounted for as a purchase transaction and, as such, the revenues and expenses generated by this business from April 2, 2001 forward are included in the Company's Consolidated Statements of Income.

16. QUARTERLY RESULTS FOR 2003 AND 2002 (UNAUDITED)

                                                                   Three Months Ended
                                         March 31,            June 30,         September 30,        December 31,
                                     ------------------------------------------------------------------------------
                                        2003      2002      2003     2002       2003     2002       2003      2002
                                     ------------------------------------------------------------------------------
Revenues                              $1,018    $1,072    $1,186     $921     $1,449     $952     $1,215    $1,004
Benefits, claims and expenses            888       895       970      863      1,229      873        987       890
Net income                               100       132       189       57        167      146        170        91
                                     ------------------------------------------------------------------------------

17. SEPTEMBER 11, 2001

As a result of September 11, the Company recorded an estimated loss amounting to $9, net of taxes and reinsurance, in the third quarter of 2001. The Company based the loss estimate upon a review of insured exposures using a variety of assumptions and actuarial techniques, including estimated amounts for unknown and unreported policyholder losses and costs incurred in settling claims. Also included was an estimate of amounts recoverable under the Company's ceded reinsurance programs. In the first quarter of 2002, the Company recognized a $3 after-tax benefit related to favorable development of reserves related to September 11. As a result of the uncertainties involved in the estimation process, final claims settlement may vary from present estimates.

                                     PART II

                                OTHER INFORMATION

Item 27.  Exhibits

          (a) Resolution of the board of directors of Hartford authorizing the establishment of the Separate
               Account.(1)

          (b)  Not applicable.

          (c)  (i)  Principal Underwriting Agreement.(2)

               (ii) Form of Sales Agreement.(2)

          (d)  Form of Group Variable Funding Agreement.

          (e)  Form of the Application.

          (f)  (i)  Articles of Incorporation of Hartford.(3)

               (ii) Bylaws of Hartford.(4)

          (g)  Not applicable.

          (h)  Form of Participation Agreement.(2)

          (i)  Not applicable

          (j)  Not applicable

          (k) Opinion and Consent of Christine Hayer Repasy, Senior Vice President, General Counsel and Corporate Secretary.

          (l)  Not applicable

          (m)  Not applicable

          (n)  Consent of Deloitte & Touche LLP.

          (o)  No financial statements are omitted.

          (p)  Not applicable.

          (q)  Memorandum describing transfer & redemption procedures.

          (r)  Copy of Power of Attorney.

          (s)  Organizational Chart.(5)

--------

(1) Incorporated by Reference to Registration Statement File No. 333-109148, filed September 26, 2003.
(2) Incorporated by reference to Post-Effective Amendment No. 1, to the Registration Statement File No. 33-59541, dated May 1, 1996.
(3) Incorporated by reference to Post-Effective Amendment No. 6, to the Registration Statement File No. 333-66343, filed on February 8, 2001.
(4) Incorporated by reference to Post-Effective Amendment No. 12, to the Registration Statement File No. 333-69485, filed on April 9, 2001.
(5) Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement File No. 333-101923, filed on April 5, 2004.

Item 28.      Directors and Officers of the Depositor

-------------------------------------------- -------------------------------------------------------------------------
NAME                                         POSITION WITH HARTFORD
-------------------------------------------- -------------------------------------------------------------------------
Daniel A. Andriola                           Vice President
-------------------------------------------- -------------------------------------------------------------------------
David G. Bedard                              Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
David A. Carlson                             Senior Vice President & Deputy Chief Financial Officer, Director*
-------------------------------------------- -------------------------------------------------------------------------
James Davey                                  Vice President
-------------------------------------------- -------------------------------------------------------------------------
Charles J. DiVencenzo Jr.                    Vice President
-------------------------------------------- -------------------------------------------------------------------------
Joseph G. Eck                                Vice President
-------------------------------------------- -------------------------------------------------------------------------
Bruce W. Ferris                              Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Timothy M. Fitch                             Senior Vice President and Actuary
-------------------------------------------- -------------------------------------------------------------------------
Mary Jane B. Fortin                          Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Stephen T. Joyce                             Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Michael L. Kalen                             Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Michael D. Keeler                            Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Kristine J. Kelliher                         Vice President
-------------------------------------------- -------------------------------------------------------------------------
Patrice Kelly-Ellis                          Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Robert A. Kerzner                            Executive Vice President, Director*
-------------------------------------------- -------------------------------------------------------------------------
Deborah Koltenuk                             Vice President
-------------------------------------------- -------------------------------------------------------------------------
David N. Levenson                            Senior Vice President
-------------------------------------------- -------------------------------------------------------------------------
Joseph F. Mahoney                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
Thomas M. Marra                              President, Chief Executive Officer and Chairman of the Board, Director*
-------------------------------------------- -------------------------------------------------------------------------
Ernest M. McNeill, Jr.                       Vice President & Chief Accounting Officer*
-------------------------------------------- -------------------------------------------------------------------------
Peter J. Michalek                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
John J. Mittelstadt                          Vice President
-------------------------------------------- -------------------------------------------------------------------------
Tom Nassiri                                  Vice President
-------------------------------------------- -------------------------------------------------------------------------
Joseph J. Noto                               Vice President
-------------------------------------------- -------------------------------------------------------------------------
Marianne O'Doherty                           Vice President and Assistant General Counsel
-------------------------------------------- -------------------------------------------------------------------------
Craig R. Raymond                             Senior Vice President and Chief Actuary
-------------------------------------------- -------------------------------------------------------------------------
Christine Hayer Repasy                       Senior Vice President, General Counsel and Corporate Secretary, Director*
-------------------------------------------- -------------------------------------------------------------------------
Michael J. Roscoe                            Vice President and Actuary
-------------------------------------------- -------------------------------------------------------------------------
Martin A. Swanson                            Vice President
-------------------------------------------- -------------------------------------------------------------------------
Charles N. Vest                              Vice President and Actuary
-------------------------------------------- -------------------------------------------------------------------------
John C. Walters                              Executive Vice President, Director*
-------------------------------------------- -------------------------------------------------------------------------
Eric H. Wietsma                              Vice President
-------------------------------------------- -------------------------------------------------------------------------
Neal S. Wolin                                Executive Vice President
-------------------------------------------- -------------------------------------------------------------------------
Lizabeth H. Zlatkus                          Executive Vice President and Chief Financial Officer, Director*
-------------------------------------------- -------------------------------------------------------------------------
David M. Znamierowski                        Senior Vice President and Chief Investment Officer, Director*
-------------------------------------------- -------------------------------------------------------------------------

Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

*Denotes Board of Directors.

Item 29. Persons Controlled By or Under Common Control with the Depositor or Registrant

          See Item 27(s).

Item 30.  Indemnification

Sections 33-770 to 33-778, inclusive, of the Connecticut General Statutes ("CGS") provide the standards under which a corporation may indemnify an individual for liability, including legal expenses, incurred because such individual is a party to a proceeding because the individual was a director, officer, employee, or agent of the corporation. Specifically, Section 33-771(a)(2) permits a corporation to indemnify a director if the corporation, pursuant to Section 33-636(b)(5), obligated itself under its certificate of incorporation to indemnify a director for liability except for certain liability involving conduct described in
Section 33-636(b)(5). Section 33-776 permits a corporation to indemnify an officer, employee, or agent of the corporation to the same extent as a director as may be provided by the corporation's bylaws, certificate of incorporation, or resolution of the board of directors.

Consistent with the statutes referenced above, under the Depositor's Certificate of Incorporation, the Depositor must indemnify directors for liability except liability that:

(A)  involved a knowing and culpable violation of law by the director;

(B)  enabled the director or an associate to receive an improper personal gain;

(C) showed a lack of good faith and a conscious disregard for the duty of the director of the corporation under circumstances in which the director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation;

(D) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the director's duty to the corporation or

(E)  created liability under section 33-757 relating to unlawful distributions.

The Depositor's Certificate of Incorporation also permits the Depositor, at the discretion of the board of directors, to indemnify any current or former director, officer, employee or agent of the corporation to the fullest extent permitted by law. Accordingly, under the Depositor's bylaws, the Depositor must, to the fullest extent permitted by applicable law, indemnify directors and officers of the Depositor against all expenses, including attorney's fees, in connection with any proceeding by reason of the fact that such person was a director or officer of the Depositor.

Section 33-777 permits a corporation to procure insurance on behalf of an individual who was a director or officer of the corporation. Consistent with the statute, the directors and officers of the Depositor and Hartford Securities Distribution Company, Inc. ("HSD") are covered under a directors and officers liability insurance policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.  Principal Underwriters

          (a) HSD acts as principal underwriter for the following investment companies:

               Hartford Life Insurance Company - Separate Account One Hartford Life Insurance Company - Separate Account Two Hartford Life Insurance Company - Separate Account Two
                  (DC Variable Account I)
               Hartford Life Insurance Company - Separate Account Two
                  (DC Variable Account II)
               Hartford Life Insurance Company - Separate Account Two
                  (QP Variable Account)
               Hartford Life Insurance Company - Separate Account Two
                  (Variable Account "A")
               Hartford Life Insurance Company - Separate Account Two
                  (NQ Variable Account)
               Hartford Life Insurance Company - Separate Account Ten Hartford Life Insurance Company - Separate Account Three Hartford Life Insurance Company - Separate Account Five Hartford Life Insurance Company - Separate Account Seven Hartford Life Insurance Company - Separate Account Eleven Hartford Life Insurance Company - Separate Account Twelve Hartford Life and Annuity Insurance Company - Separate
                    Account One
               Hartford Life and Annuity Insurance Company - Separate
                    Account Ten
               Hartford Life and Annuity Insurance Company - Separate
                    Account Three
               Hartford Life and Annuity Insurance Company - Separate
                    Account Five
               Hartford Life and Annuity Insurance Company - Separate
                    Account Six
               Hartford Life and Annuity Insurance Company - Separate
                    Account Seven
               American Maturity Life Insurance - Separate Account AMLVA American Maturity Life Insurance - Separate Account One Servus Life Insurance Company - Separate Account One Servus Life Insurance Company - Separate Account Two
               Hart Life Insurance Company - Separate Account One
               Hart Life Insurance Company - Separate Account Two

         (b)  Directors and Officers of HSD

                                          POSITIONS AND OFFICES
              NAME                           WITH UNDERWRITER
              ----                        ---------------------

              David A. Carlson                 Senior Vice President and
                                               Deputy Chief Financial Officer
              Bruce W. Ferris                  Vice President
              George R. Jay                    Controller
              Stephen T. Joyce                 Vice President
              Thomas M. Marra                  President, Chief Executive Officer and
                                               Chairman of the Board, Director
              Christine Hayer Repasy           Senior Vice President, General Counsel and
                                               Corporate Secretary
              Martin A. Swanson                Vice President
              John C. Walters                  Executive Vice President, Director
              Lizabeth H. Zlatkus              Executive Vice President &
                                               Chief Financial Officer, Director

Unless otherwise indicated, the principal business address of each of the above individuals is P.O. Box 2999, Hartford, CT 06104-2999.

Item 32.  Location of Accounts and Records

          All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by the Hartford at 200 Hopmeadow Street, Simsbury, Connecticut 06089.

Item 33.  Management Services

          All management contracts are discussed in Part A and Part B of this registration statement.

Item 34:   Representation of Reasonableness of Fees

           Hartford hereby represents that the aggregate fees and charges under the Agreement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Hartford.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the Town of Simsbury, and State of Connecticut on this 12th day of April, 2004.

   HARTFORD LIFE INSURANCE COMPANY -
   SEPARATE ACCOUNT TWELVE
         (Registrant)

By:  Thomas M. Marra                            *By: /s/ Christopher M. Grinnell
     ----------------------------------------        ---------------------------
     Thomas M. Marra, Chief Executive Officer            Christopher M. Grinnell
     and Chairman of the Board, President*               Attorney-In-Fact


   HARTFORD LIFE INSURANCE COMPANY
         (Depositor)

By:  Thomas M. Marra
     ----------------------------------------
     Thomas M. Marra, Chief Executive Officer
     and Chairman of the Board, President*

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons and in the capacity and on the date indicated.

David A. Carlson, Senior Vice President &
     Deputy Chief Financial Officer, Director*
Robert A. Kerzner, Executive Vice President,
     Director*
Thomas M. Marra, President, Chief Executive
     Officer and Chairman of the Board,
     Director*
Ernest M. McNeill, Jr., Vice President
     and Chief Accounting Officer*
Christine Hayer Repasy, Senior Vice President,
     General Counsel & Corporate Secretary,
     Director*                                  *By: /s/ Christopher M. Grinnell
John C. Walters, Executive Vice President,           ---------------------------
     Director*                                           Christopher M. Grinnell
Lizabeth H. Zlatkus, Executive Vice President            Attorney-in-Fact
     and Chief Financial Officer, Director*
David M. Znamierowski, Senior Vice President &       Date: April 12, 2004
     Chief Investment Officer, Director*


333-

                                  EXHIBIT INDEX

(1)  Form of Group Variable Funding Agreement.

(2)  Form of the Application.

(3) Opinion and Consent of Christine Hayer Repasy, Senior Vice President, General Counsel, and Corporate Secretary.

(4)  Consent of Deloitte & Touche LLP.

(5)  Copy of Power of Attorney.